                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                     CHAMPION COMMUNICATION SERVICES, INC.
                 (Name of Small Business Issuer in its charter)


            Delaware                                       76-0448005
  (State or other jurisdiction of                       (I.R.S. Employer
  incorporation or organization)                        Identification No.)

        1610 Woodstead Court
           Suite 330                                            77380
        The Woodlands, Texas                                 (Zip Code)
(Address of principal executive offices)

Issuer's telephone number:  (281) 362-0144

Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered

               None                                          None


Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value $.01 per share
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                               TABLE OF CONTENTS



GLOSSARY OF TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     i

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . .    20

DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    24

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT  . . . . . . . . . .    24

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS  . . . . . . . . . . .    26

EXECUTIVE COMPENSATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS  . . . . . . . . . . . . . . . . . .    32

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    34

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS  . . . . . . . . . . . . .    35

LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    35

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
       FINANCIAL DISCLOSURE   . . . . . . . . . . . . . . . . . . . . . . . . . . .    35

RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . . . . . . . . . . . . . . .    35

INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . . . . . .    37

EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38

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                               GLOSSARY OF TERMS

 Airtime Charges               Charges to users of wireless communications
                               services based on the actual minutes of use.

 Analog A transmission method employing a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency in response to changes in sound or other input impressed on a transducer in the sending device. Current SMR technology primarily uses analog transmission.

 Bandwidth                     The relative range of frequencies that can be
                               passed through a transmission medium between two defined limits without distortion. The greater the bandwidth, the more information the medium can carry. Bandwidth is measured in Hertz.

 Base Station                  A station located at a specified site authorized
                               to communicate with mobile units.

 Cellular The wireless radio telephone service licensed by the FCC to provide services on a CMRS basis utilizing 50 MHz of spectrum in the 800 MHz band.

 Channel A pathway for the transmission of information between a sending point and a receiving point; also referred to as "frequency." In SMR, a channel refers to a set of paired send and receive frequencies. Thus, a five-channel 800 MHz SMR actually has 10-25 kHz channels: five send channels and five receive channels.

 Co-channel                    Relates to the authorization or operation of two
                               transmitters on the same frequency, normally separated by some defined distance. Co-channel operators may not interfere with each other unless separated by sufficient distance or operated in a coordinated manner.

 Commercial Mobile             Mobile services that are provided for profit,
 Radio Service                 are interconnected to the PSN and are available
 ("CMRS")                      to the general public on a non-discriminatory
                               basis. These CMRS providers historically have been referred to as "common carriers."

 Community Repeater ("CR")     Conventional two-way radio systems consisting of
                               a control station, a repeater station and mobile and/or portable radios. The repeater is shared by otherwise unrelated users.

 Conventional System           A method  of operation  in  which one  or more
                               radio frequency channels are assigned to mobile and base stations but are not employed as a trunked group.





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 Digital                       A method of storing, processing and transmitting
                               information through the use of distinct
                               electronic or optical pulses.  Digital
                               transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

 Dispatch A service provided to customers who want to transmit and receive short messages to and from a fleet of vehicles operating within range of the system's repeater.

 800 MHz (SMR)                 As a group, the 280 channels of trunked SMR
                               frequencies in the 800 MHz band with 25 kHz channel bandwidth. The cellular radio frequencies are also in the 800 MHz band.

 ESMR Enhanced Specialized Mobile Radio. SMR multi-site digital networks, which are designed to provide integrated telecommunications services, including wireless, telephone, paging, data transmission and dispatch services. ESMR generally is used as a dispatch technology, although it also may be interconnected with the PSN to provide mobile telephone services. The Company does not provide ESMR services.

 FCC                           Federal Communications Commission.

 Footprint                     The areas in  which a company provides  CR
                               services. See Appendix I for the Company's footprint, i.e., a list of the 23 states and a map showing the location of the Company's
                               CRs.

 450-512 MHz Band              450-470 MHz - A group of frequencies operating
                               with a narrow channel bandwidth, which is shared with an unlimited number of users (co-channel operation) utilizing an unlimited number of units.

                               470-512 MHz - A group of frequencies operating with a narrow channel bandwidth, an unlimited number of users, and a limited number of units. Thus, user exclusivity on a particular frequency during a call is currently achievable in this band.

 Hertz The unit for measuring the frequency with which an electromagnetic signal cycles through the zero-value state between lowest and highest state. One Hertz (abbreviated Hz) equals one cycle per second; kHz (kilohertz) stands for thousands of Hertz; MHz (megahertz) stands for millions of Hertz.





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 Loading                       The capacity utilization of a mobile
                               communications system. The FCC requires licensees of trunked SMR systems to meet a one-time test of 70 units per channel within five years after receiving the license. If a licensee does not meet this loading requirement, the FCC may take back a proportionate number of the licensee's unloaded channels.

 Major Metropolitan Areas      Metropolitan areas (as defined by the U.S.
                               Office of Management and Budget) with a
                               population of 1,000,000 or more.

 Major Trading Areas           Service  areas based  on  the  47  areas
 ("MTAs")                      contained in Rand McNally's 1992 Commercial
                               Atlas and Marketing Guide, 123rd Edition, except that: (1) Alaska is separate from Seattle, (2) Guam and Northern Mariana Islands are licensed as a single area, (3) Puerto Rico and the United States Virgin Islands are licensed as a single area, and (4) American
                               Samoa is licensed as a single MTA-like area.
                               These modifications by the FCC resulted in a total of 51 MTAs.

 900 MHz SMR                   As a group, the 200 channels of trunked SMR
                               frequencies in the 900 MHz band with 12.5 kHz channel bandwidth. The FCC initially licensed these channels only in the top 50 markets. The
                               FCC recently completed its auction of the remaining 900 MHz SMR channels for the 51 MTAs.

 Paging A one-way communications service, from a base station to mobile or fixed receivers, that provides signaling or information transfer by such means as tone, tone-voice, tactile or optical readout. Paging services are provided on several bands, including the 450-512 MHz and 900 MHz bands.

 PCS Personal Communications Services. The newest technology in the wireless communication industry, PCS operates on the 900 MHz (narrowband) and on the 2 GHz (broadband) frequency bands. PCSs are radio communications that encompass mobile and ancillary fixed communication that provide services to industry and business and that can be integrated with a variety of competing networks. Broadband PCSs, with a wider channel bandwidth, provide a greater variety of services than narrowband PCSs (e.g., broadband can provide a full voice and data transmission, but narrowband PCS generally is limited to one-way services).





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 Private Mobile Radio          Two-way radio operations offering dispatch and
 Service ("PMRS")              other wireless communications services.  These
                               services generally cannot be interconnected to the PSN. An operator may provide such services on a discriminatory basis. Private Land Mobile
                               Radio operators, which provide dispatch
                               services in the bands below 800 MHz, are regulated as PMRS operators. These PMRS providers historically have been referred to as "private carriers."

 PSN Public Switched Network. Historically referred to as the "Public Switched Telephone Network" or "PSTN".

 Repeater A device which automatically retransmits received signals on an outbound circuit, generally in an amplified form.

 Roam(ing)                     A service offered by mobile communications
                               providers which allows a subscriber to use a mobile phone while in the service area of another carrier.

 Site The location of a base station or repeater in a radiocommunications system.

 Specialized Mobile Radio      A radio system authorized by the FCC in which
 ("SMR")                       licensees provide mobile communications services
                               (other than radio location services) in the 800
                               MHz and 900 MHz bands on a commercial basis to eligible entities, federal government entities and individuals. It is generally used as a dispatch technology. However, SMR may be interconnected with the PSN to provide telephone interconnect services.

 Spectrum                      A term generally applied to radio frequencies.

 Switch A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

 T-Band The group of channels operating at 470-490 MHz previously assigned to the television segment.

 Telephone Interconnect        Connection of a telecommunications device or
                               service to the PSN.  In SMR, telephone
                               interconnect refers to the service provided to a customer which allows specified customer units to have the capability to connect directly to the PSN and thereby communicate with any other party that can be reached over the PSN.





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 Trunked System                A system that combines multiple channels with
                               unrestricted access in such a manner that user demands for channels are automatically "queued" and then allocated to the first available channel. Compared to a conventional system, this method allows for the use of frequencies by more users and provides faster access than a conventional system, thereby reducing the likelihood of network congestion.

 Unit                          A base, mobile or hand held radio.





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
                                  RISK FACTORS

       The discussion in this Registration Statement on Form 10-SB (this "Registration Statement") contains forward-looking statements that involve risks and uncertainties. The actual results of the operation of Champion Communication Services, Inc. (the "Company") could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the factors set forth below, and those discussed in "Description of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Registration Statement. Specifically, there can be no assurance that the Company will be able to become profitable, compete effectively, sell its 800 MHz band systems at a profit, increase utilization on its 450-512 MHz band systems, retain its key personnel or take any or all of the other actions described in this Registration Statement. These factors should be considered carefully in evaluating the Company and its business before purchasing the securities registered hereby.

LACK OF PROFITABILITY

       The Company has a limited operating history and has sustained operating losses since its inception. The Company's cash flow from operations has not been sufficient to meet its working capital and capital expenditure requirements. As of September 30, 1996, the Company had an accumulated earnings deficit (unaudited) of over $2.1 million. Unless its revenues increase significantly, the Company will continue to experience losses. Although the Company anticipates that its revenues will increase in the upcoming fiscal years, there can be no assurance that this will be the case. Accordingly, there can be no assurance that the Company will be profitable in the future or that an investment in the Company's securities will be recouped.

NEW TECHNOLOGIES

       The market for the Company's services is characterized by rapid technological advances, changes in customer requirements and new service introductions and enhancements. The Company's growth and future financial performance will depend, in part, on its ability to enhance existing services, develop new services that meet technological advances and provide its services at competitive prices. There can be no assurance that the Company will be successful in these endeavors. The inability of the Company to respond in a timely manner to technological advances could have a material adverse effect on the Company's business.

COMPETITION

       The Company experiences significant competition from other dispatch operators in the 450-512 MHz, 800 MHz and 900 MHz bands, as well as from providers of cellular phone services. The Company also could face additional competition from other wireless communications providers, such as PCS operators, 220 MHz operators and paging operators in the 450-512 MHz and 900 MHz bands. Many of these providers have significantly greater resources than the Company. There can be no assurance that the Company will be able to compete successfully in the dispatch services industry in the future. See "Current Business - Competition."





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       Furthermore, the availability of new technologies to ESMR network operators will allow some dispatch operators to offer enhanced dispatch services, including PSN interconnect and features such as seamless wide area coverage and data transmission. The Company believes these services may be more expensive than the services the Company provides, and therefore may not create a significant competitive threat. However, there can be no assurance that this will be the case or that competition from ESMR service providers will not have a materially adverse effect on the Company's business. See "Current Business - Competition."

DEPENDENCE ON KEY PERSONNEL

       The Company believes its success depends, in large part, upon the continued services of key management personnel, including Albert F. Richmond and David A. Terman. The Company has purchased key-man life insurance policies in the amount of $1 million on each of Messrs. Richmond and Terman. The Company does not have employment agreements with either of these employees.
The loss of either of these individuals could have a material adverse effect on the Company.


CONTROL BY OFFICERS AND DIRECTORS

       As of September 1, 1996, the executive officers and directors of the Company owned approximately 65% of the issued and outstanding shares of the Company's Common Stock. As a result of such ownership, such officers and directors have the power effectively to control the Company, including the election of directors, the determination of matters requiring stockholder approval and other matters relating to corporate governance. See "Security Ownership of Certain Beneficial Owners and Management."

RELIANCE ON KEY SUPPLIERS

       The Company relies on Motorola, Inc. ("Motorola") and Kenwood Communication Corporation ("Kenwood") as its primary equipment suppliers and on Motorola as its primary source of antenna sites. A change or termination of the Company's arrangements with either or both of these companies could have a material adverse effect on the Company's business.

ABSENCE OF DIVIDENDS

       The Company has never declared or paid any dividends on the Common Stock and does not anticipate that it will pay any dividends in the foreseeable future.

IMPACT OF REGULATORY ISSUES

       The Company's dispatch business is a distinct segment of the wireless communication industry. The wireless communications industry is subject to FCC regulation. The FCC does not currently regulate prices for PMRS providers, such as the Company. There can be no assurance, however, that the prices charged by the Company for its services will not become subject to regulation.





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
       Additionally, pending FCC rule and policy changes, including those relating to "refarming" (i.e., the ongoing FCC proceeding to rewrite the rules governing licensing and operation in the 450-512 MHz band where the Company's business is concentrated), regulatory classification, SMR and other dispatch service provider regulation, new spectrum allocation and radio towers may not be adopted, or may be adopted in a different form than the current proposed version. Any regulatory changes could have a material adverse effect on the Company.

INABILITY TO OBTAIN LICENSES

       For some of its 450-512 MHz and 800 MHz band operations, the Company's customers hold the necessary FCC licenses; for some operations, the Company holds the requisite licenses. Each of these licenses is subject to the licensee operating in compliance with applicable FCC rules and is subject to renewal. Failure to obtain license renewals by either the Company or its customers would have a material adverse effect on the Company. There can be no assurance that the Company's customers will maintain their licenses or that the FCC will renew the Company's or its customers' licenses.

       Furthermore, the Company's strategy includes obtaining assignment of co-channel licenses to allow trunking in the 450-512 MHz band and to prepare for the sale of the Company's 800 MHz band systems. There can be no assurance that the Company will be able to obtain assignments from other users or that the FCC will approve these transactions. Failure to obtain the necessary assignments from other users or to obtain FCC approvals for these assignments of licenses would have a material adverse effect on the Company.

PROVISIONS AFFECTING CONTROL

       Several provisions of the Company's certificate of incorporation and by-laws may have the effect of delaying, deferring or preventing a change in control. See "Description of Securities -- Provisions Effecting Control."

PART I

ITEM 1.       DESCRIPTION OF BUSINESS

       The discussion in this Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the factors set forth below, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Registration Statement. Specifically, there can be no assurance that the Company will be able to become profitable, compete effectively, sell its 800 MHz band systems at a profit, increase its utilization on its 450-512 MHz band systems, retain its key personnel or take any or all of the other actions in this Registration Statement. These factors should be considered carefully in evaluating the Company and its business before purchasing the securities registered hereby.

                                  THE COMPANY

       The Company is a prominent provider of high-powered CR dispatch services in the United States, currently serving approximately 6,800 customers utilizing 36,000 subscriber units (either radio or base stations) in 23 states in the United States. The Company's customers are principally businesses and government agencies located in both metropolitan and rural geographic areas.

       Dispatch services using CRs are offered on the 450-512 MHz, 800 MHz and 900 MHz bands. Operators of these dispatch services are regulated as PMRS providers (i.e., private carriers) or as CMRS providers (i.e., common carriers). A CR is operated either without an FCC license because the customer is individually licensed to operate a conventional channel or it is operated with a license held by the operator for either trunked or conventional operations. A CR that is operated as a PMRS is subject to more relaxed regulatory requirements than a CMRS provider, such as cellular and certain SMR or ESMR licensees. See "Current Business - Regulation."

       The Company primarily offers its dispatch services in the 450-512 MHz band. It also operates a limited number of CRs in the 800 MHz band. The Company is a major CR operator in the Continental United States in the 450-512 MHz band. The Company has concentrated its business in this band because it believes that it can exploit economies of scale by providing extensive coverage, obtaining equipment at favorable prices and charging low rates. However, there can be no assurance that this strategy will be effective. In both the 450-512 MHz and 800 MHz bands, the Company operates CRs without a license for individually licensed customers and it operates conventional and trunked CRs with its own FCC license. All the Company's CRs are operated as PMRS providers and thus are subject to less stringent regulatory requirements than CMRS providers.

       The Company's strategy is to increase its customer base by capitalizing on its existing infrastructure in CRs, which, on average, have approximately 50% capacity available for new, revenue-producing units; to expand its services into geographic areas adjacent to current operations; to increase its number of trunked systems by consolidating individually licensed channels and adding new systems; and to acquire constructed systems. The Company plans to focus this growth strategy in the 450-512 MHz band because it believes that this strategy allows it to exploit economies of scale by providing extensive coverage, obtaining equipment at favorable prices and charging low rates. In addition, operations of CRs in this band are less expensive than dispatch services in the 800 MHz and other bands, thereby providing the Company with the ability to implement competitive pricing strategies and to further exploit its status as a primary CR operator in this band. See "The Dispatch Industry - Dispatch Frequencies" and "Current Business - Competition." Furthermore, spectrum availability is greater and regulatory impact on operations is less burdensome in the 450-512 MHz band than in other dispatch service bands. See "Current Business - Regulation." Thus, while the Company intends to construct and operate its 800 MHz band systems as required by the FCC in order to maintain its licenses in that band, it plans to exit this band when it can sell these systems and assign its FCC licenses for an appropriate return.

       The Company is a Delaware corporation. Its principal place of business is 1610 Woodstead Court, Suite 330, The Woodlands, Texas 77380. The Company's phone number is (281) 362-0144.

HISTORY

       The Company was incorporated under the laws of the State of Delaware on September 29, 1994, by Albert F. Richmond and David A. Terman. Pursuant to a September 14, 1994, agreement with Motorola, the Company acquired 1,238 CRs in November 1994. In December 1994, the Company acquired an additional 263 CRs from Motorola through several agreements. The Company acquired these CRs from Motorola on an "as is - where is" basis for an aggregate purchase price of $5.29 million.

       Since acquiring the CRs from Motorola, the Company has evaluated its total mix of dispatch services; sold, acquired or consolidated various dispatch operations (after obtaining any necessary FCC consent); and established required support systems, such as providing equipment rental and maintenance, licensing and related services for customers. In particular, in an effort to increase its subscriber capacity, overall network control and revenue potential, the Company has been consolidating its systems. In both the 450-512 MHz band and the 800 MHz band, the Company, after obtaining any necessary FCC consents, has been converting many of the individual licenses used by its subscribers to trunked channels on its own licensed systems. However, consistent with its overall strategy of concentrating on CR operations in the 450-512 MHz band, the Company's acquisitions of 800 MHz band systems have been made to obtain exclusive control of frequencies in order to maximize marketability of its systems in this band. The Company recently acquired two constructed 800 MHz band systems in California and received assignments of the related licenses from the FCC. Additionally, the FCC granted the Company licenses to construct and operate 800 MHz band systems in Phoenix, Arizona. Until the Company determines that it no longer wants to operate systems in the 800 MHz band, it will seek to fulfill all FCC requirements to retain its licenses with the maximum number of channels, including continuing operations on these systems.

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       In October 1994, the Company issued 658,000 shares to its employees, officers and directors for $.50 per share, raising $329,000. In October 1995, the Company entered into a letter of engagement with Britwirth Investment Company, Ltd. ("Britwirth") pursuant to which Britwirth agreed to assist the Company in raising capital. In November 1995, the Company raised $810,000 (resulting in net proceeds to the Company of $729,000 after payment of fees and commissions) through the sale in Canada of warrants (the "Special Warrants") to acquire Common Stock at $1.35 per Special Warrant. Britwirth received fees of $81,000 and options to acquire up to 60,000 shares of Common Stock at CDN $3.70 per share exercisable until September 25, 1999. All of the Special Warrants were converted automatically to Common Stock upon consummation of the Company's initial public offering in Canada. No additional consideration was due on conversion. In December 1995, the Company raised an additional $102,000 through sales of its Common Stock to its existing stockholders, consultants and employees at $1.35 per share and issued an additional 400,000 shares to Messrs. Richmond and Terman in exchange for the November 15, 1995 cancellation of indebtedness in the amount of $540,000. In September 1996, the Company raised approximately $1.7 million in an underwritten public offering in Canada of 619,350 shares of its Common Stock and warrants to acquire 619,350 shares of its Common Stock. In connection with such offering, the Company registered its Common Stock for trading on the Toronto CDN Stock Exchange. Also in connection with this offering, the Company granted IPO Capital Corp. an Agent's Warrant entitling IPO Capital Corp. to receive options to acquire 50,000 shares of Common Stock at CDN $3.70 per share for a period of 18 months after completion of the initial public offering. The Company exercised the Agent's Warrant on behalf of IPO Capital Corp. upon the Ontario Securities Commission's issuance of a receipt for the Company's prospectus. In September 1996, the Company raised $411,000 through a private placement in the United States.

       Since establishing its business in 1994, the Company has experienced operating losses for each fiscal year and currently has a negative working capital position. In addition, on August 19, 1996, the Company sold the portion of its business that serviced customer units for $33,000. The Company recognized a loss of approximately $83,000 on this transaction.

                             THE DISPATCH INDUSTRY

OVERVIEW

       Most businesses or service organizations with mobile work forces require the ability to communicate with employees in order to conduct their operations efficiently. They rely on radiocommunications as a tool to control resources, personnel, materials and equipment in a cost-effective manner. Dispatch services improve the efficiency and response time of such businesses and organizations.

       The dispatch industry is a distinct segment of the wireless communications industry, which also includes wireless telephone (cellular, PCS and satellite), paging and data transmission. Wireless telephone services are designed for personal communications by providing bi-directional communication between two individuals. This segment of the industry refers to its radios as "telephones" and is viewed as an extension of the traditional wireline telephone network. Wireless telephones require a minimum seven digit dial-up procedure and wireless telephone conversations typically average more than one minute in duration. Paging services enable subscribers to contact an individual or group of portable receivers which emit an audible, visual or tactile alert and can sometimes record a numeric or alpha-numeric message. Paging systems allow only the transmission of a limited amount of information and generally only provide one-way communication. Data transmission services are, at present, primarily offered on data-only (non-voice) packet switched networks. Dispatch services provide for the transmission of information, whether voice messages or data, to groups of mobile or portable radio users for the purpose of task assignment and coordination. Dispatch services are designed to provide bi-directional group communications and to allow the user to address either entire groups, sub-groups or individuals with simple and rapid push-to-talk call set-up procedures. Dispatch conversations are typically short and allow for all participants to communicate with each other simultaneously. Dispatch services are less expensive than other wireless communications services, such as 800 MHz and 900 MHz SMR, cellular and PCS.

       New applications in the wireless communications industry are also emerging. These new technologies include broadband PCS and narrowband PCS (advanced paging). Both broadband PCS and narrowband PCS are subject to comprehensive FCC regulation and are available in the United States.

       Each segment of the wireless communications industry relies on a different technology and serves distinct customer needs. The Company believes that these segments address separate markets and generally do not compete effectively against each other. The wireless communications industry has grown significantly in the last decade and the Company believes this trend will continue with the emergence of new technologies and applications. There can be no assurance, however, that this growth will continue. A decrease in the growth rate of the industry would have a material adverse effect on the Company's ability to expand.

HISTORY OF DISPATCH NETWORKS

       The dispatch industry is comprised of operator-licensed networks and user-licensed systems served by unlicensed CR operators. The Company currently provides both of these dispatch services. In the 800 MHz and 900 MHz bands, dispatch networks are referred to as SMRs or ESMRs. These networks are operated by licensees that provide dispatch services to others for a monthly fee. Providers of CR dispatch services, such as the Company, derive revenues from the sale, rental and servicing of end-user equipment and from dispatch air-time charges.

       The development of military wireless communications in the 1940s led to the first dispatch systems for business and industrial use. Shared repeater services, the predecessors to SMR networks, developed in the early 1970s as available radio spectrum became increasingly scarce. By the mid-1980s, the number of commercial users in major urban areas was surpassing the capacity of shared repeater services, and trunked SMR networks were introduced to satisfy the increasing demand for dispatch services.

       Implementation of emerging, spectrum-efficient digital switching and transmission technologies will increase dispatch system capacity even further. These new technologies are currently being implemented on ESMR networks. However, the Company has no current plans to operate ESMR networks.

DISPATCH FREQUENCIES

       Under international agreements, specific bands of frequencies may be used for radiocommunications: low band (which includes low ("LF"), medium ("MF") and high ("HF") frequencies), Very High Frequency ("VHF"), Ultra High Frequency ("UHF") and Super High Frequencies ("SHF").

       In the United States, the FCC has exclusive responsibility for allocating radio frequencies assigned to non-government use and for establishing rules governing the licensing of, and operations on, such frequencies. It receives formal applications from prospective users or operators and grants licenses to provide the proposed services. The dispatch industry is allowed to operate in the various band segments, including the 450-512 MHz and 800 MHz bands. Within each band, channels are created by the allocation of specified bandwidths. See "Current Business - Regulation." The wireless mobile communications industry operates primarily within the UHF frequencies and can be categorized by operations in the following frequency ranges:

       450-512 MHZ. Dispatch communications services are provided in the 450-512 MHz band to vehicle-mounted and hand-held portable two-way radio units. These services operate at a higher transmitter power level than other wireless services, such as cellular and PCS. This band, which was developed in the 1950s, is populated by PMRS licensees, such as the Company and its customers.

       Users of the 450-512 MHz band have begun to experience channel congestion and spectrum crowding, especially in metropolitan areas. This spectrum is frequently incapable of handling the demands placed upon it, and users are often unable to find a clear channel. To remedy this situation, the FCC recently adopted rules, and has proposed additional rules, to promote more effective and efficient use of the bands below 512 MHz. These actions, which have been implemented as part of the FCC's ongoing "refarming proceeding," increased opportunities for the Company to use higher capacity trunking technology in these bands. See "Current Business - Regulation."

       800 MHZ (SMR). Dispatch services are provided not only in the 450-512 MHz band, but also in the 800 MHz band. Due to recent technological developments, 800 MHz band operators now may elect to convert their systems from analog to digital. Conversion of systems to digital technology may make this band more appropriate for services other than dispatch. See "Current Business - Competition." Although the Company operates 800 MHz band systems, its current plan is to sell these systems if it gains exclusive control over channels. The Company's long-term plan is to withdraw from the 800 MHz band market.

       900 MHZ. The 900 MHz band (SMR) analog operating format is almost identical to the 800 MHz band format. Initially, the FCC issued 900 MHz band SMR licenses in the top 50 markets in the United States. In 1996, the FCC completed auctions for the remaining 900 MHz band licenses to operate in 51 MTAs in the United States, Puerto Rico, United States Virgin Islands, Guam - Northern Mariana Islands and American Samoa. Specifically, 1,020 licenses were offered in these 51 MTAs, or 20 channels per MTA. The Company was not successful in its participation in these auctions.

NEW TECHNOLOGIES

       The limited number of available frequencies, particularly in urban areas, has led to the introduction of new and advanced technologies and applications that allow for better spectrum utilization. The first technology developed for that purpose was "trunking," which was developed in the late 1970s and which uses microprocessors to allow many users to share frequencies. In non-trunked conventional systems, the channels assigned to each group of users are independent. If a channel is occupied by another conversation, the user has to wait, even though another channel in the system may be idle. The user may have to try several times before the channel is free. In contrast, trunking allocates messages to various frequencies in the most efficient way. In a "trunked" system, user calls are assigned to the first available channel and a different channel may be assigned for each transmission during the same conversation. The trunked system therefore can handle more call traffic with a given number of channels. In addition, the channel "switching" on a trunked system makes eavesdropping more difficult and therefore enhances the privacy of conversations.

       More recently, digital technology was developed to improve spectrum efficiency and provide for additional loading (the use of a channel by subscriber radios). Use of digital rather than analog transmission expands channel capacity by a factor of two, three or more times.

       The Company is currently using trunking technology to serve more customers with its existing equipment. Depending upon cost and competitive factors, the Company also might implement digital technology to increase its customer base even further. However, the Company has no current plans to convert to digital technology.


                                CURRENT BUSINESS

GENERAL

       The Company is a prominent provider of high-powered CR dispatch services, operating in 23 states in the United States. The Company currently serves 6,800 customers utilizing 36,000 two-way radio units. The Company provides its customers, primarily business and governmental agencies, with equipment, equipment rentals and dispatch services. Under applicable FCC rules, the Company is not required to obtain FCC licenses for those of its CR systems serving individually-licensed customers. However, the Company is licensed by the FCC to operate its trunked dispatch systems serving customers which do not have their own licenses.

       Pursuant to several contracts with Motorola executed in September, October, November and December 1994 (the "Motorola Agreements"), the Company acquired 1,501 CRs. The Company historically has used its CRs exclusively for dispatch purposes and plans to continue such use. Each CR is housed in a small structure at the base of a communications tower. The antenna is affixed to the tower structure and is connected to the CR by coaxial cable. Currently, the Company owns one tower where one of its CRs is located and leases space on the other towers it uses for CRs. The Company plans to acquire additional towers. See "Business Strategy - Towers." However, there can be no assurance that the Company will be able to locate suitable towers for acquisition.

       Equipment products for the 450-512 MHz band frequencies, where the Company provides most of its services, and for the 800 MHz band, are available from numerous manufacturers. Prices for this equipment range from $300 to $900 per unit, depending on the features offered and the warranty provided. The Company's principal equipment suppliers are Motorola and Kenwood, and the Company has entered into dealer agreements with both companies. Both dealer agreements, however, may be terminated at any time by either party without cost. Termination of either of these agreements would have a materially adverse effect on the Company.

       The Company operates its dispatch CRs primarily in the 450-512 MHz frequency band of the wireless communications industry. The Company also has limited operations in the 800 MHz (SMR) band. However, the Company is not active in the 220 MHz band, 900 MHz band, cellular or PCS segments of the wireless communications industry and it currently does not intend to become active in those segments.

       450-512 MHZ CR OPERATIONS. The Company conducts the majority of its operations in the 450-512 MHz frequency band. The Company is actively pursuing widespread utilization of trunking technology for its systems in this band. A trunked 450-512 MHz band CR is superior to a conventional CR in that trunked systems make more channels available to handle calls and thus provide greater capacity than conventional systems. See "The Dispatch Industry - New Technologies." The trunked CR format also provides the customer with more and faster calls than a conventional system. See "The Dispatch Industry - New Technologies." These factors, in turn, allow a greater number of users to make more calls than a conventional system, which should generate more revenues to the Company. The trunked 450-512 MHz band CRs function similarly to 800 MHz band trunked SMR systems. If the service is interconnected to the PSN, it is comparable to cellular telephone technology.

       To exploit the trunking format, the Company has begun converting its 450-512 MHz band CRs to this format. Over time, the Company plans to convert substantially all its CRs to the same format. This conversion to a trunked CR generally involves obtaining FCC approval for the assignment of licenses by the individual users or to claim licenses for unused channels. There can be no assurance, however, that the Company will be able to obtain requisite licenses or take the other steps necessary to complete this conversion process.

       The 470-490 MHz portion of the 450-512 MHz band is available in the top 13 U.S. major metropolitan areas and is known as the T-Band. Operation on the T-Band is particularly advantageous as the T-Band contains the only frequencies in the 450-512 MHz band on which exclusive channels are available. Exclusive channels are superior to co-channel operations because an operator, such as the Company, has more available capacity and less restrictions on service provision. As of October 1, 1996, the Company had filed applications with the FCC for approximately 200 T-Band licenses in the Dallas, Houston, San Francisco, Washington D.C., Baltimore, Boston, Pittsburgh and Philadelphia areas and approximately 150 of those licenses have been granted and are in good standing. Through this effort, the Company has made progress in its efforts to gain exclusive control of channels in these areas, and has begun installation of CRs in Houston, Dallas and Chicago. However, there can be no assurance that the Company will gain exclusive control over all or substantially all of these channels.

       800 MHZ CR OPERATIONS. Under the Motorola Agreements, the Company acquired 92 CRs in the 800 MHz band. As with the 450-512 MHz band CRs, the 800 MHz band CR licenses are typically held by the users, but the Company has a limited number of its own licensed systems in this band. The FCC has imposed a partial freeze on issuing new 800 MHz band SMR licenses. Although the Company had filed for additional 800 MHz band SMR licenses prior to the freeze, it does not anticipate operating in the 800 MHz band dispatch market on a long-term basis. Instead, with appropriate FCC approvals, the Company is attempting (i) to acquire existing 800 MHz band systems (including assignments of licenses relating to those systems), (ii) to convert any 800 MHz band co-channel frequencies to exclusive frequencies by obtaining assignments of co-channel users' licenses, and then (iii) to seek to exit the 800 MHz market by selling its 800 MHz band systems. There can be no assurance, however, that the Company will be successful in acquiring 800 MHz band systems, converting 800 MHz band co-channel frequencies to exclusive frequencies, obtaining FCC approval for license assignments or selling any of its 800 MHz band systems at a profit.
The Company's inability to carry out this strategy could have a material adverse effect on its business. To maintain the 800 MHz band licenses the Company now holds, it will continue to load and operate these channels until it sells the systems.

       After obtaining FCC consent in November 1995, the Company successfully concluded the sale of three 800 MHz band systems for $300,000, recognizing a gain of $280,000. As of November 1, 1996, the Company had executed several contracts for the sale of other 800 MHz band systems and the Company anticipates that these sales will be consummated upon receipt of FCC approval. The Company expects that the FCC will approve $300,000 in sales of such systems by the Company in 1996 and approximately $4 million in the first quarter of 1997. The Company anticipates the tax gain on these sales will be approximately $3.5 million. If consummated, these transactions will exhaust the Company's existing net operating loss carryforward for federal income tax purposes. There can be no assurance, however, that the Company will be able to obtain exclusive licenses, will obtain FCC approval for these sales, will be successful in concluding additional sales or will conclude sales at a profit. Through this process, the Company's focus as a communications carrier will remain on the 450-512 MHz band trunked systems.

BUSINESS STRATEGY

       The Company's business strategy includes the following:

       EXPANSION OF FOOTPRINT. The Company seeks to expand within existing markets and into nearby markets through the FCC-approved acquisition of operating and start-up 450-512 MHz band dispatch systems. The Company is not only focusing on metropolitan areas, but also on rural communities where dispatch is a major form of communication. Because of the Company's size, it can offer greater and expanded product and infrastructure coverage than smaller 450-512 MHz band operators.

       DEVELOPMENT OF EXISTING INTRINSIC VALUE. At the time the Company acquired its original assets from Motorola, the CRs were loaded only to 45% of their capacity. As the Company installs trunking technology, the Company anticipates that available system capacity for additional income-producing units will increase from approximately 55% to 75%. Thus, the Company may be able to achieve a substantial growth rate with a minimum capital investment, other than the costs of trunking. However, there can be no assurance that this will be the case.

       Under the Motorola Agreements, the Company also purchased 92 unlicensed 800 MHz band CRs. At that time, the Company believed that if it acquired FCC consent to assignments of a sufficient number of 800 MHz band licenses, it could obtain exclusivity over the related channels and could then sell the trunked 800 MHz band systems at a much greater price than their original purchase price. The Company has entered into contracts for approximately $4.3 million of such sales, of which sales of approximately $50,000 have closed and sales of approximately $4.25 million are expected to close in early 1997. If the FCC gives the Company the requisite consent and if the Company obtains exclusive control of the remaining 800 MHz band channels, it believes that such systems may be sold at a substantial profit. However, there can be no assurance that the Company will obtain control of these channels, or that the systems will be sold for the amount the Company now estimates.

       SPECTRUM. Spectrum is critical in the communications business. Without spectrum on which to operate, the best communications equipment is worthless. The Company is spending considerable funds to obtain assignments of FCC licenses to provide dispatch services. The Company is receiving assignments of these licenses, and the corollary right to use the spectrum, through purchase of existing systems and through applications to the FCC for the grant of additional licenses. The Company anticipates that these efforts will be ongoing. However, there can be no assurance that the Company will be successful in any or all of these efforts to obtain the rights to use the spectrum.

       Specifically, the Company is actively pursuing additional licenses from the FCC to operate on the 470-490 MHz T-Band channels. If the FCC grants these licenses, the Company plans to construct such T-Band systems. The Company anticipates that, after constructing T-Band systems, its next licensing project will involve obtaining FCC consent to convert the individual 450-470 MHz band customer licenses using the Company's CRs to FB-6 (Private Carrier) Classification, which would result in the Company becoming the licensee of a trunked system using the formerly individually-licensed channels. Finally, the Company intends to seek FCC authority to operate "offset" channels (i.e., new narrowband channels located adjacent to existing channels) when the partial 450-512 MHz band licensing freeze on such channels is removed.

       Although the Company does not intend to operate 800 MHz band networks on a long-term basis, it currently is consolidating operations in this band so it will be able to sell its licensed systems for favorable prices. The Company thus is attempting to purchase 800 MHz band conventional systems in Chicago and San Francisco, where the Company currently operates CRs. If the Company reaches agreements for those acquisitions and obtains FCC consent, it intends to consummate those transactions. Upon further FCC consent, the Company plans to sell some of these 800 MHz band conventional systems and to convert others to 800 MHz trunked SMRs prior to selling them.

       EQUIPMENT RENTAL. To augment its sales activities, the Company has established a Rental Division. This division currently rents approximately 500 units. The Gulf Coast region is a large user of rental radios due to its numerous petrochemical and refining plants. In addition, Phoenix, a large "event" city, is also a large user of rental units. The Company provides equipment rental directly to these areas, as well as through approved dealers in other parts of the United States.

       TOWERS. The Company leases space from a variety of lessors for all its CRs, except one CR, which is located on a tower that the Company owns. The Company believes Motorola is one of the largest tower owner/operators in the nation, operating over 2,500 antenna site locations. The Company is Motorola's second largest antenna customer behind Nextel Communications, Inc. ("Nextel").

       With the success of spectrum auctions in the PCS, 220 MHz, 800 MHz, and 900 MHz bands, towers are in high demand because these new licensees need facilities for their transmitting and related equipment. To be in a position to take advantage of this increasing demand for tower space, the Company is considering acquiring additional towers to generate revenues by leasing space to other licensees and to decrease its own leasing costs. To implement this strategy, the Company is considering the creation of a tower division, possibly in late 1997 or early 1998. However, there can be no assurance that the Company will be in a position to create a tower division, or, if created, that the tower division will be able to locate suitable towers at a price acceptable to the Company.

COMPETITION

       The Company has intense competition from the following types of operations:

       OTHER 450-512 MHZ BAND CR OPERATORS. The Company currently competes with other 450-512 MHz band CR operators. The Company's primary competitors in this category are Nextel and Pittencrief Communications, Inc. ("Pittencrief"), each of which has approximately 400-600 CRs operating in the 450-512 MHz band. Because most of Nextel's and Pittencrief's service areas are outside the Company's current service areas, this competition is limited. Nevertheless, because the Company is expanding its 450-512 MHz band CR operations and because Nextel and Pittencrief have national footprints, the competition could increase. With FCC approval, the Company has begun converting its 450-512 MHz band CRs from user-licensed conventional operations to the trunked multi-channel format. This process began in metropolitan areas and the Company eventually plans to extend it to suburban markets. Although the Company believes that this conversion will help distinguish it from the 450-512 MHz conventional CR operators, there can be no assurance that the Company will be able to expand its conversion to the trunked multi-channel format or that such conversion will indeed distinguish the Company from conventional CR operators. In addition, a limited number of paging operations are provided in the 450-512 MHz band, but the Company does not anticipate that these services will compete with its CR dispatch services in this band.

       CELLULAR TELEPHONE SYSTEMS. The Company currently competes, and believes that it will continue to compete, with cellular telephone systems to a great extent. The Company charges a flat monthly rate for its services. By contrast, cellular charges are primarily based on air time. Additionally, cellular service providers charge for a call whether the user placed or received the call. Because many dispatch calls are mobile-to-mobile, cellular calls from one user to another result in two air time charges, one charge for the caller and one charge for the receiver. Large fleet operators may find cellular costs prohibitive, although extremely small fleets may be in a position to justify the cost of cellular service. The Company believes that cellular telephones are not an economical solution for medium to large dispatch users, and that CRs offer a cost-effective alternative for high volume users of cellular telephone services. Also, cellular coverage problems exist in certain rural areas where the Company provides CR dispatch service. In contrast, the Company's CR dispatch service in such rural areas does not typically have this coverage problem because sufficient infrastructure is in place to cover the geographic areas in which the Company's customers do business.

       800 MHZ BAND SMR OPERATORS. Due to recent technological developments, 800 MHz band SMR operators may now elect to convert their systems from analog to digital. Nextel, the largest SMR operator in the United States, is in the process of converting its analog technology to digital, beginning with its major metropolitan area systems. Conversion to the digital technology requires substantial capital investment, and the Company believes that companies that convert may be required to increase their prices to recoup these capital costs. These factors may price digital 800 MHz band operators out of the dispatch market and into the cellular telephone market. For this reason, the Company believes 800 MHz band SMR digital operators will not represent a significant competitive threat. However, there can be no assurance that this will be the case.

       The 800 MHz band SMR operators that retain analog technology probably will continue to concentrate on dispatch services and therefore will continue to compete with the Company. The Company believes that eventually many of these 800 MHz band SMR analog providers may be acquired by large digital operators, interested in obtaining additional spectrum to maximize their loading capacity. However, there can be no assurance that such acquisitions will take place or that the 800 MHz band SMR operators will not continue to create significant competition for the Company.

       900 MHZ BAND SMR OPERATORS. Operators of 900 MHz band SMR systems currently provide the greatest dispatch service competition to the Company. Many of these 900 MHz band system operators are using analog technology, thereby minimizing capital costs so they can maintain rates at competitive levels. Rates for these services could increase, however, because of higher capital costs for auctioned systems and because of the costs of any conversion to digital technology. However, there can be no assurance that these rates will increase or that operation of 900 MHz band SMR systems will not continue to provide significant competition to the Company.

       In addition to the existing 900 MHz band SMRs in the top 50 markets, the FCC auctioned 900 MHz band systems in 51 MTAs during 1996. The Company unsuccessfully participated in this auction. Per channel costs for the 900 MHz band systems averaged in excess of $10,000 each in the auction. In contrast, many licenses that the Company holds in the 450-512 MHz band cost less than $1,000 per channel. There can be no assurance, however, that the Company will be able to continue obtaining licenses for this price.

       Initially, the Company expects that the auctioned 900 MHz band licensees will operate using analog technology. In some cases, the auction price paid by the 900 MHz licensees per channel indicates that a higher rate may be charged to each subscriber to produce a desired rate of return on the investment. The Company believes that the comparative low cost of the Company's dispatch services may result in lower, more competitive rates for its subscribers. In addition, because of the high prices paid for spectrum in the recent 900 MHz band auction, the Company believes it is unlikely that analog technology based services, such as dispatch services, will be offered on the 900 MHz band on a long-term basis. However, there can be no assurance that 900 MHz band services will be more expensive than the Company's services or that dispatch will not continue to be offered by 900 MHz band operators. Competition from 900 MHz band operators could have a material adverse effect on the Company.

       220 MHZ OPERATORS. The 220 MHz band has been available to potential dispatch operators for several years. Although the Company is not aware of any major equipment manufacturer that currently provides a full array of communications equipment to operate at this frequency level, as spectrum becomes more scarce, manufacturers will probably begin providing equipment for the 220 MHz band. If this occurs, 220 MHz band operators could become dispatch competitors to the Company.

       PCS OPERATORS. PCS is the newest technology to enter the wireless communications industry. Broadband PCS systems will operate at 1.8 to 2.2 GHz and will provide PSN interconnection, paging, voice mail and data transfer capabilities. While conventional paging services historically have been provided in the 900 MHz band, recently, narrowband PCS licensees, which are expected to provide paging and other data transmission services, also have begun operating in different segments of the 900 MHz band. PCS services are now available on a limited scope and the Company expects to face competition from these operators.

       The first broadband PCS auction, in which the FCC awarded two 30 MHz licenses in each MTA, began in December 1994 and ended in March 1995. A substantial number of the companies awarded 30 MHz PCS licenses in this auction were current cellular communications providers and joint ventures of current and potential wireless communications service providers. The FCC continues to conduct PCS auctions and those auctions should be completed by the end of 1996. In addition, the FCC has auctioned national and regional narrowband PCS licenses, and it plans to complete this licensing process in 1997.

       At this time, the impact of PCS on the Company's business is uncertain for several reasons. First, PCS is a new service and little, if any, empirical or other market data are available for either broadband or narrowband operations. Second, given the high entry costs for PCS licensees, it is difficult to forecast how soon systems will be operational, what prices will be charged and how successful the systems will be in providing viable competitive services. Third, it is unknown to what extent PCS operators will provide dispatch service in markets where the Company is operating. Although the Company believes that the PCS operators are going to be susceptible to the same higher pricing as cellular operators, as compared to the pricing of the Company's services, there can be no assurance that this will be the case. For example, all PCS mobile-to-mobile calls are double billed for all air time used. The Company's services for similar use currently is a fixed rate, usually from $12.50 to $20.00 (depending on the market) with no air time billing. There can be no assurance, however, that the Company's services will cost less than PCS or that PCS operators will not provide substantial competition to the Company.

REGULATION

       The FCC regulates the construction, operation and acquisition of wireless communications systems under the Communications Act of 1934, as amended (the "Communications Act"), and pursuant to the FCC's rules and policies adopted thereunder. The FCC rules governing wireless communications are highly technical and subject to change. The Company believes it is in material compliance with FCC licensing, loading and operating requirements.

       Under the Communications Act, dispatch operators, such as the Company, generally are regulated as PMRS providers (i.e., private carriers) rather than as CMRS providers (i.e., common carriers). A PMRS provider is subject to less stringent regulations, both by the FCC and individual states, than a CMRS provider. In contrast, cellular telephone, most paging services and those SMR operators providing PSN telephone interconnect are, or will be, regulated as CMRS providers. Generally, CMRS providers must provide services under the same terms and conditions to any subscriber requesting services. These CMRS providers also may be required to file tariffs and their revenues from services may be regulated. As PMRS providers, dispatch operators, such as the Company, may decline service to certain subscribers and may negotiate different prices with each customer for "like" services. Certain changes to the Communications Act and to the related FCC rules and policies could result in minimizing or eliminating this distinction between PMRS and CMRS providers. These changes could have a material adverse effect on the Company. See "Regulatory Developments."

       LICENSING. In order to provide CR services, the Company does not need an FCC license if its customers are licensed. Most licenses in the 450-512 MHz, 800 MHz and 900 MHz bands are granted for 5-year or 10-year terms. License renewals are generally pro forma, absent material licensee misconduct or failure to meet applicable construction and loading requirements. To the extent that the Company operates its own systems in the 450-512 MHz or 800 MHz bands, it is subject to the same licensing and related requirements as its customers.

       Prior FCC approval is a prerequisite to any license assignment or to the transfer of control over a licensee. In certain instances, the FCC conditions the assignment of a license or transfer of control over a licensee upon meeting certain loading requirements. For its licensed systems, the Company believes that it is in compliance with all applicable FCC rules, including any loading requirements.

       SYSTEM CONSTRUCTION.   Licensees in the 450-512 MHz, 800 MHz and 900 MHz
bands are subject to certain deadlines for completing construction and commencing operation. If the licensee does not meet these deadlines and does not obtain an extension from the FCC, the license is subject to cancellation or modification. The Company continually monitors its compliance with FCC requirements for its licenses. This ongoing review assists the Company in ensuring that it completes construction within the FCC's deadlines.

       CHANNEL LOADING REQUIREMENTS.   Presently, the FCC does not require that
a 450-470 MHz band PMRS system operator load a system with a specified number of radio units within a prescribed time frame. However, the 470-490 MHz T-Band is subject to loading requirements. Loading requirements also apply to 800 MHz and 900 MHz band SMR licensees. If a licensee does not meet loading levels, the FCC may take back channels or cancel the license. A licensee that loses channels cannot reapply for any channels at that location for six months. As discussed above under "System Construction," the Company continually monitors its compliance with general FCC requirements, including loading requirements.

       SYSTEM OPERATION. Licensees in the 450-512 MHz, 800 MHz and 900 MHz bands are subject to certain technical and other operating requirements. If a licensee does not comply with these requirements, the FCC may impose a fine or, if the violations are substantial, the FCC may revoke its license. For its licensed systems, the Company continually monitors its operations and believes that it is in material compliance with the FCC's requirements.

       INTERCONNECTION WITH PUBLIC SWITCHED NETWORK. Under the Communications Act, wireless communications operators can provide their customers with mobile radio services interconnected to the PSN. Because these operators have access to the local telephone carrier, subscribers communicate with non-subscribers. If the operator provides such interconnection to the PSN, the FCC likely will regulate the operator as a CMRS provider.

       REGULATORY DEVELOPMENTS. The FCC is considering the following regulatory changes that may affect the Company's businesses. However, it is uncertain at this time what impact, if any, these changes could have on the Company's operations.

              Refarming Proceeding. In its "refarming" proceeding, the FCC recently adopted rules to relieve congestion in the land mobile bands below 800 MHz. These new rules became effective August 1, 1996. The rules (i) increase the number of channels available on an exclusive basis by requiring conversion to narrowband technologies; (ii) provide a phased-in 10-year transition for operators and manufacturers to comply fully with the new requirements; (iii) permit narrowband licensees to aggregate channels so they can provide service on a wide area basis; and (iv) protect existing operators from harmful interference.

       In addition, as part of the "refarming" proceeding, the FCC proposed additional rules that, if adopted, could result in further regulatory consolidation, imposition of user fees or implementation of license auctions. These new proposed rules could make it easier for the Company to expand its footprint and scope of operations. In particular, if the FCC holds auctions in the 450-512 MHz band, the Company, as an established provider of services in this band, may be able to secure exclusive license status in some of its markets. However, there can be no assurance that the proposed rules will be adopted, that the Company would be able to secure exclusive licenses if they were made available, that the Company will be able to expand its footprint or that the Company would be successful in any FCC auction. In addition, the "refarming" proceeding has been controversial and could take several years to complete. Thus, the impact this proposal may have on the Company's operations is uncertain.

              Regulatory Reclassification. Under the Omnibus Budget Reconciliation Act of 1993, the Communications Act was amended to establish two new regulatory categories that involve certain Company businesses. Instead of distinguishing between private carriers and common carriers, the FCC now must distinguish between PMRS providers and CMRS providers. In general, CMRS providers will be subject to regulatory requirements comparable to the requirements for common carriers and PMRS providers will be subject to regulatory requirements comparable to the requirements for private carriers. The FCC has classified all private carrier licensees within the 450-512 MHz refarming bands, except Business Radio Service licensees, as PMRS providers. One of the criteria for determining if a carrier is subject to CMRS regulation, however, is if it provides interconnection to the PSN. The Company is currently classified as a PMRS provider and is generally free from the uniform rules applicable to CMRS providers. If the Company decided to upgrade its services and provide interconnection to the PSN, it likely then would be classified as a CMRS provider. The interconnection to PSN, if deemed appropriate in the Company's business strategy, could provide another source of revenue.

              SMR. The FCC has ruled that 800 MHz band SMR systems, to the extent possible, should be licensed on a wide-area basis and should be subject to auctions. Similar licensing requirements have been imposed upon 900 MHz band SMR licensees. In addition, certain limits on aggregate spectrum held by CMRS licensees, including SMR operators, have been imposed. As a result of these changes, the Company believes that its licensed 800 MHz band systems may be attractive to prospective purchasers. The Company plans to sell these systems, upon FCC consent, without affecting its core business in the 450-512 MHz band segment.

              New Allocations. The FCC has proposals pending from time to time seeking the allocation of additional spectrum for wireless communications services. The Company cannot predict whether or when any such allocation might be made or the extent to which any future allocation of additional spectrum would affect the Company's existing operations or its opportunity to expand.

              State Regulation. State and local governments may exercise their traditional regulatory powers (e.g., health, safety, consumer protection and zoning regulation) over wireless communications systems. The Communications Act, however, specifically preempts state and local government regulation of CMRS and PMRS provider rate offerings and market entry.

              Regulation of Radio Towers. The FCC and the Federal Aviation Administration regulate radio towers with respect to geographic location, height, construction standards and tower maintenance. Failure to maintain radio towers in compliance with regulations can result in penalties to the tower owner or operator. Compliance with lighting and painting requirements is particularly important. The Company believes each tower it uses is in material compliance with applicable regulations. The Company maintains liability insurance to protect it from third party claims relating to non-compliance with tower regulations.

OPERATIONS

       The Company performs billing, maintenance of subscriber records, FCC licensing activities and equipment leasing at its Woodlands, Texas headquarters. A separate department is responsible for all FCC licensing activities, including subscriber load reporting. An independent service company provides 24-hour customer service for the Company.

       The Company's operations are divided into business regions, each with a business manager. The primary responsibility of the business manager is to recruit local dealers to become agents for the Company. The agent's responsibility is to load the Company's infrastructure with subscriber units. Each agent shares in the gross revenue he brings to the Company. Each business manager is also responsible for eliminating unprofitable CRs, adding new CRs in areas where loading is heavy and expanding the Company's service territory.

EMPLOYEES

       The Company currently employs 28 people of whom 27 are employed on a full-time basis. None of the Company's employees belongs to a union.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The discussion in this Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the factors set forth below, those discussed in "Description of Business," "Risk Factors," and elsewhere in this Registration Statement. Specifically, there can be no assurance that the Company will be able to become profitable, compete effectively, sell its 800 MHz band systems at a profit, increase its utilization on its 450-512 MHz band systems, retain its key personnel or take any or all of the other actions in this Registration Statement. These factors should be considered carefully in evaluating the Company and its business before purchasing the securities registered hereby.

       The following is a discussion of the financial condition and results of Company operations for the nine-month periods ended September 30, 1996 and 1995, and the year ended December 1995, including certain factors the Company believes are likely to affect its financial condition. The Company has not presented comparative information for the year ended December 31, 1995, to the year ended December 31, 1994, since the Company only began operations in September 1994 and the data are not comparable. The following should be read in conjunction with the Company's financial statements and the notes thereto appearing elsewhere in this document. The Company believes that such consolidated financial statements are not indicative of its future operation and financial performance because they do not reflect the Company's business strategy entailing the implementation of trunking technology for the 450-512 MHz band CRs, the consolidation or sale of less profitable installations, the increased loading of repeaters which are presently 45% utilized, and finally, the sale of non-strategic 800 MHz band systems. Also, the Company's operations are expected to include the sale of subscriber units on a lease purchase plan beginning January 1997. However, there can be no assurance that the Company will be able to implement all or any part of its business strategy.

OVERVIEW

       The Company's revenues consist of air time billing, wireless equipment sales and rentals and dispatch system sales. Air time accounted for the majority of revenues in each of the nine-month periods ended September 30, 1996 and 1995, and the year ended December 31, 1995.

       Air time revenues consist of fixed monthly charges which increase in direct proportion to the number of subscriber units. Antenna site rental, the Company's largest operating expense, is fixed for each tower lease for the term of the lease. Accordingly, any increase in air time revenues results in a high incremental contribution to operating income. Equipment revenues were generated by the in-house sales department's sale of wireless equipment. In August 1996, the Company discontinued the direct sales approach and sold its service department. The sale of the service department resulted in a loss to the Company of $83,000. In the future, revenues from equipment sales will be generated by a Call Center in Scottsbluff, Nebraska, with which the Company contracts to perform sales services. Equipment rentals are derived from short-term (less than one year) contracts, while equipment leases represent financing contracts with multi-year duration.

GROWTH TREND

       In early 1996, with appropriate FCC approvals, the Company began trunking its 450-512 MHz band systems in Houston, Dallas, San Francisco and Chicago. During the next several years, the Company plans to expand this process to Phoenix/Tucson, St. Louis, Cleveland, Cincinnati, Dayton, Toledo, Columbus, New Orleans, Wichita, Fort Smith and Little Rock by upgrading the CR to a trunking format to increase the loading capacity by approximately 50%. As a result of the trunking technology, which increases subscriber unit capacity, the Company hopes to significantly increase air time revenue. However, there can be no assurance that the Company will be able to expand its trunking activities in a timely manner or actually significantly increase its load.

       The Company has substantially increased the scope of its CR dispatch operations. Since January 1995, the FCC has granted the Company 78 exclusive licenses in the 470-512 MHz band and 50 exclusive licenses in the 800 MHz band. Additionally, with FCC consent, the Company has acquired 307 licenses in the 450-512 MHz band and 49 licenses in the 800 MHz band, all of which are co-channeled with other users. The Company will endeavor to gain FCC approval for its exclusive control of these licensed systems. However, there can be no assurance that the Company will receive the required FCC approval.

       During 1996, the Company executed contracts to sell some of the 800 MHz band systems. To date, three of the transactions have closed after obtaining FCC consent, with an additional contract to close with FCC consent during the fourth quarter of 1996. The Company believes that the remaining contract should close during the first quarter of 1997. The Company expects gross proceeds from these transactions to exceed $4 million. Assuming the transactions all close, the Company plans to use $3.5 million of the net proceeds from these transactions to retire long-term debt and the remainder to purchase additional dispatch systems. There can be no assurance, however, that these transactions will close or that the proceeds will equal the amount anticipated.

NINE MONTHS ENDED SEPTEMBER 30, 1996, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

       In the first nine months of 1996, the Company continued to consolidate its CRs by locating operations on fewer towers and terminating service from unprofitable sites. Through this process the Company has terminated operations on 58 unprofitable repeaters and sold 21 others. The Company plans to complete this process during 1997, although there can be no assurance that it will be able to do so. The Company continued to build its spectrum inventory by contracting to acquire 22 channels. The Company has begun trunking of its 450-512 MHz band channels in Houston, Dallas, San Francisco and Chicago. The Company plans to begin construction of 450-512 MHz band systems in Phoenix and Tucson in early 1997, although there can be no assurance that it will be able to do so.

       In August 1996, the Company decided to withdraw from direct sales and from service operations. Accordingly, the service division was sold in August 1996 and the direct sales staff was placed with other sales and service organizations. The Company plans to focus on development of its dealer network and the Call Center in Nebraska to load its infrastructure.

       Total revenues for the first nine months of 1996 increased 25% from $4.4 million for the period ended September 30, 1995 to $5.5 million for the period ended September 30, 1996. Equipment sales increased $707,000 from $250,000 for the period ended September 30, 1995 to $957,000 for the period ended September 30, 1996. Radio rentals increased $143,000 from $94,000 for the period ended September 30, 1995 to $237,000 for the period ended September 30, 1996. Revenues from service were $234,000 in 1996 with no revenues for this category in 1995. The first nine months of 1996 also reflect $50,000 in spectrum sales, whereas the Company had no such sales in the first nine months of 1995.

       Costs of sales were $4.1 million for the period ended September 30, 1996 compared with $3.3 million for 1995. Network Service costs decreased $286,000 from the period ended September 30, 1995 to the period ended September 30, 1996 to $2.8 million due primarily to reduced antenna site rent. The Company renegotiated most of its multiple site contracts to obtain more favorable rentals. Radio rental expenses increased from the period ended September 30, 1995 to the period ended September 30, 1996 from $32,000 to $37,000 and the cost of equipment sales increased for the same periods from $610,000 to $792,000. Service costs were $442,000 in 1996, and there were no service expenses in 1995.

       Depreciation and amortization expense increased 16% from approximately $503,000 to $583,000 for the period ended September 30, 1996 compared to the same period in 1995 due to increased capital assets.

       General and administrative expenses increased $585,000 to $1.8 million from the period ended September 30, 1995 to the period ended September 30, 1996. The 49% increase resulted from discontinuation in August 1996 of the Company's sales and service division ($185,000); establishing regional offices in Phoenix, Arizona, Chicago and Nebraska ($180,000); network services ($139,000); and personnel additions in the Corporate division ($90,000).

       The Company incurred a loss on the sale of its service-related division in 1996 in the amount of $83,000. For the period ended September 30, 1996, the Company's gain on the removal and sale of repeaters was $7,000 greater than in the comparable 1995 period, due to additional repeater removals and sales. Interest expense in 1996 was $17,000 less for the period ended September 30, 1996 due to the reduction of principal on the note payable to Champion Communications Company in an exchange for stock in November 1995.

LIQUIDITY AND CAPITAL RESOURCES

       As of September 30, 1996, the Company had cash and cash equivalents of approximately $851,000.

       The working capital of the Company was a negative $491,000 as of September 30, 1996. The Company bills in advance for its services on a quarterly, semiannual or annual basis and the Company's largest customer billing is on November 1. Cash flows from operating activities were approximately $1.466 million for the period September 29, 1994 (date of inception) through December 31, 1994 and a negative $436,000 for twelve months ended December 31, 1995.

       The Company's negative working capital balance and negative cash flows have occurred as a result of the start-up of various divisions in connection with the operation of the assets acquired from Motorola under the Motorola Agreements. In addition, the Company has used funds for the acquisition of licensed systems that complement the CRs the Company acquired under the Motorola Agreements. The Company raised $1.9 million in its public offering in Canada of Common Stock and warrants to acquire Common Stock, which was completed in September 1996. The Company anticipates that it will generate additional funds from the sale of 16 800 MHz band systems, exercise of the Common Share Purchase Warrants issued in the 1996 public offering and additional issuances of equity. There can be no assurance, however, that the Company will be able to raise additional funds in this way. Failure to do so would have a material adverse effect on the Company's cash flow and available working capital. The Company has granted Britwirth Investment Company, Ltd. a right of first refusal with respect to acting as underwriter in any offerings by the Company of Common Stock or other equity securities prior to March 31, 1997.

       During 1994, capital expenditures of approximately $5.4 million were made on communication and related equipment and capital expenditures of $76,000 were made on office equipment. These expenditures were funded by $1.8 million of equity and an advance from a stockholder of approximately $3.2 million. For the twelve months ended December 31, 1995, $670,000 was spent on communications and related equipment and $263,000 on office equipment.

       For the nine months ended September 30, 1996, expenses for communications and related equipment increased $435,000 and office equipment expenses increased by $65,000. The Company financed its operations for the nine month period ended September 30, 1996 with borrowings from commercial financing institutions, the remaining private placement funds of approximately $205,000 and proceeds of the Company's initial public offering in Canada. As of September 30, 1996, the Company owed $366,092 to three commercial lenders with varying repayment terms.

ITEM 3.       DESCRIPTION OF PROPERTY

       The Company leases 5,550 square feet of office space in The Woodlands, Texas, a suburb of Houston, Texas, where its principal offices are located.

       The Company owns one tower and leases its remaining tower sites. Other than its lease on the Sears Tower in Chicago, Illinois, no one lease is material to the business of the Company. The leases are generally for terms of one year, although the lease on the Sears Tower is for a three-year term.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
              MANAGEMENT

       The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 1, 1996, by (i) each director of the Company; (ii) each Named Executive Officer (as hereinafter defined); (iii) each person known to be a beneficial owner of 5% or more of the Common Stock, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares.

             Name of                                            Percent
         Beneficial Owner             Number of Shares     Beneficially Owned
 --------------------------------     ----------------     ------------------
Albert F. Richmond                      1,720,000(1)            28.18%
1610 Woodstead Ct., Suite 330
The Woodlands, Texas  77380

David A. Terman                         1,892,000(2)            31.00%
1610 Woodstead Ct., Suite 330
The Woodlands, Texas  77380

Kenneth E. Notter                         150,000(3)             2.46%

Mary F. Garner                             30,000(4)              *

Pamela R. Cooper                           12,700(5)              *

Peter F. Dicks                            160,000(6)             2.62%

Randel R. Young                            22,813(7)              *

All executive officers and              3,987,513               65.12%
directors as a group

----------------------
*Less than 1%

(1) Shares held by Albert F. Richmond and his wife, Linda L. Richmond, as joint tenants with right of survivorship.

(2) Includes 1,272,000 shares held by a Marital Trust of which David A. Terman is trustee, and 620,000 shares held by a Marital Trust of which David Terman's wife, Maura B. Terman, is trustee. Mr. and Mrs. Terman each disclaim beneficial ownership of shares held by them as trustee.

(3) Includes 34,000 shares held by Kenneth E. Notter and his wife, Lisa L. Notter, as joint tenants with the right of survivorship, and 116,000 shares held by Smith Barney, as Custodian of IRA. Does not include options to acquire 15,000 shares granted on February 1, 1996, as such options are not exercisable until February 1, 1998.

(4) Shares held by Mary F. Garner and her husband, James M. Dobson, III, as joint tenants with the right of survivorship. Does not include options to acquire 10,000 shares granted on February 1, 1996, as such options are not exercisable until February 1, 1998.

(5) Includes 4,700 shares held by Smith Barney, as Custodian of IRA. Does not include options to acquire 10,000 shares granted on February 1, 1996, as such options are not exercisable until February 1, 1998.

(6) Includes options to acquire 10,000 shares of Common Stock exercisable within 60 days.

(7) Includes 5,491 shares held by Randel R. Young, Trustee for Brian C. Young Trust; 7,322 shares held by Randel R. Young, Trustee for Shannon E. Young Trust; and options to acquire 10,000 shares of Common Stock exercisable within 60 days. Mr. Young disclaims beneficial ownership of the shares held in trust.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

       The directors and executive officers of the Company and their respective ages and positions are as follows:

                                                                              Principal
                                                                            Occupation If
                                                                            Different From
            Name                Age             Position                    Position Held
 --------------------------   -------   -------------------------       ----------------------
 Albert F. Richmond             55      Chairman of the Board and                 N/A
 Spring, Texas                          Chief Executive Officer

 David A. Terman                53      President                                 N/A
 The Woodlands, Texas                   Director

 Kenneth E. Notter              38      Executive Vice President                  N/A
 Spring, Texas

 Mary F. Garner                 42      Secretary                                 N/A
 The Woodlands, Texas

 Pamela R. Cooper               44      Chief Financial Officer,                  N/A
 Spring, Texas                          Treasurer and Controller

 Peter F. Dicks(1)(2)           54      Director                              Investments
 London, England

 Randel R. Young(1)(2)          40      Director                                Attorney
 Houston, Texas

---------------------------
(1)  Member of Audit Committee
(2)  Member of Compensation Committee

       ALBERT F. RICHMOND has served as Chairman of the Board, Chief Executive Officer and a director of the Company since September 29, 1994. From May 1986 to February 1996, he was Chairman of the Board of Olympic Natural Gas Company, and from 1981 to 1986, he served as Chief Financial Officer and a director of American Oil and Gas Corporation. Mr. Richmond is also a director of Standco Industries, Inc., a privately held manufacturer of oil field equipment based in Houston, Texas. Mr. Richmond received a Bachelor of Business Administration degree from Texas Christian University in 1965.

       DAVID A. TERMAN has been President of the Company since November 1, 1994 and a director since September 29, 1994. Mr. Terman was employed by Motorola from 1970 to 1994 where he held several management positions, including positions in direct sales, indirect distribution and network services operations, all of which are directly related to the wireless radio communications industry. Mr. Terman received his Bachelor of Science degree in Aviation Management from Auburn University in 1968.

       KENNETH E. NOTTER, JR. has served as Executive Vice President of the Company since January 7, 1995. Before joining the Company, Mr. Notter was employed by Motorola, where he served as an area operations manager from January 1994 to January 1995 and a trade area manager from April 1991 to January 1994. Mr. Notter received a Bachelor of Business Administration degree from Stephen F. Austin State University in 1981.

       MARY F. GARNER has served as Corporate Secretary of the Company since September 29, 1994, and has been human resources manager of the Company since August 1995. From January 1990 to February 1996, she was Corporate Secretary of Olympic Natural Gas Company, and also served as Office Manager of Olympic Natural Gas Company from June 1986 to July 1995.

       PAMELA R. COOPER has been Treasurer and Controller of the Company since April 1, 1995, and Chief Financial Officer since March 1996. From 1988 to 1995, she was the owner of PRC Consulting, an accounting firm in Dallas, Texas. Ms. Cooper graduated from Southern Methodist University in 1974 with a Bachelor of Business Administration degree.

       PETER F. DICKS has been a director of the Company since October 24, 1994. He has also served as a director of Standard Microsystems Corporation, a publicly-traded company, since June 1992. Mr. Dicks serves as director for several companies in the United Kingdom, including Second Consolidated Trust, The East German Investment Trust PLC, The Hoare Govett Smaller Companies Investment Trust PLC, Action Computer Supplies Holdings PLC, The Hoare Govett 1000 Index Investment Trust PLC, Save & Prosper Linked Investment Trust PLC, The Personal Number Company PLC and Second London American Growth Trust PLC, all of which are publicly traded companies. From 1973 to 1991, he was a founder and director of Abingworth Management Holdings, Ltd., a company that provided venture capital investment management services.

       RANDEL R. YOUNG has been a director since May 7, 1996. Mr. Young currently serves as senior legal counsel for an NYSE energy company, based in Houston, Texas. From April 1991 to October 1993, Mr. Young was an attorney in his own Houston law firm. From October 1993 to December 1995, he was a partner with the New York-based law firm of Haight Gardner Poor & Havens, resident in its Houston office. From December 1995 to April 1996, he was a partner with the law firm of Gardere & Wynne, L.L.P., resident in its Houston office. Mr. Young received his Bachelor of Arts degree, with highest honors, from the University of Houston in 1977. Mr. Young received his law degree, with honors, from the University of Houston Law Center in 1980.

COMMITTEES OF THE BOARD OF DIRECTORS

       The Board of Directors has established standing Audit and Compensation Committees. The Audit Committee will annually recommend to the Board the appointment of independent certified accountants as auditors for the Company, discuss and review the scope of and fees for the prospective annual audit and review the results with the auditors, review the Company's compliance with its existing accounting and financial policies, review the adequacy of the financial organization of the Company and consider comments by the auditors regarding internal controls and accounting procedures and management's response to those comments. The Audit Committee currently is comprised of Messrs. Dicks and Young.

       The Compensation Committee reviews and makes recommendations to the Board regarding salaries, compensation and benefits of executive officers and employees of the Company and administers the Company's 1996 Incentive Plan. The Compensation Committee currently is comprised of Messrs. Dicks and Young.

ITEM 6.       EXECUTIVE COMPENSATION

       The following tables sets forth certain information with respect to the compensation paid to the Company's Chief Executive Officer and each other executive officer who received compensation in excess of $100,000 for the year ending December 31, 1995 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                        Annual              Long Term
                                                     Compensation         Compensation
                                                     ------------         ------------

                                      Fiscal Year                           Securities
         Name and Principal              Ended         Salary           Underlying Options/
              Position                  Dec. 31          ($)                  SARs(#)
----------------------------------      -------      -----------            -----------
Albert F. Richmond,                      1995        $   52,083(1)              --
Chairman of the Board and Chief
Executive Officer

David A. Terman,                         1995        $  125,000                 --
President and Director

Kenneth E. Notter,                       1995        $  110,000               15,000
Executive Vice President

-------------------------

(1)Mr. Richmond began receiving a salary from the Company in August 1995. His annual salary is $125,000.

       A total of 500,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1996 Incentive Plan (the "1996 Plan") which was adopted in February 1996. At November 15, 1996, options to acquire 194,000 shares of Common Stock had been granted under the 1996 Plan, of which 51,000 have expired because of employee termination, and all remaining options issuable thereunder were available for future grant.

       The 1996 Plan provides for the grant to employees, including officers of the Company, of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, stock appreciation rights and restricted shares of Common Stock (collectively, "Awards"). In addition, non-employee directors ("Outside Directors") and consultants are eligible to receive nonstatutory stock options.

       The 1996 Plan is currently administered by the Compensation Committee of the Board of Directors. Subject to special provisions relating to Outside Directors, the Compensation Committee selects the employees to which Awards may be granted and the type of Award to be granted and determines, as applicable, the number of shares to be subject to each Award, the exercise price and the vesting. In making such determination, the Compensation Committee takes into account the employees' present and potential contributions to the success of the Company and other relevant factors.

       The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the shares of Common Stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted under the 1996 Plan must equal at least 110% of the fair market value of the shares of Common Stock subject to such option on the date of grant, and the term of the option must not exceed five years. To the extent that the aggregate fair market value of the shares with respect to which options designated as "incentive stock options" are exercisable for the first time by any optionee during any calendar year exceeds $100,000, such options will be reclassified in accordance with the Code. The 1996 Plan is not a qualified deferred compensation plan under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Options granted under the 1996 Plan vest pursuant to terms determined by the Board of Directors or its designated committee. The terms of all incentive stock options and nonstatutory stock options granted under the 1996 Plan may not exceed ten years. However, the terms of all incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock may not exceed five years.

       Under the 1996 Plan, options are automatically granted to current and future Outside Directors of the Company. Each person who was an Outside Director of the Company on

February 1, 1996, the effective date of the 1996 Plan ("Current Directors"), received an option to purchase 10,000 shares of Common Stock of the Company at a purchase price of $2.00 per share, the fair market value of the Common Stock on that date. Such options vested immediately on the date of their grant, are exercisable for 10 years and may be exercised at any time during the option term.

       Under the 1996 Plan, individuals who are not directors, but subsequently become Outside Directors of the Company after the adoption of the 1996 Plan (a "Future Director"), will automatically receive an option to purchase 10,000 shares of Common Stock of the Company at a purchase price equal to the fair market value of the stock at the date of grant. Such shares vest immediately and are exercisable for a period of ten years. Once the Company becomes a reporting company under the Securities Exchange Act of 1934, each Outside Director will receive an annual grant of options to acquire 1,500 shares of Common Stock at the fair market value of the Common Stock on the date of the grant, vested immediately upon grant, and exercisable at any time during the 10-year term of the option.

       Under the 1996 Plan, restricted shares of Common Stock ("Restricted Stock") may be granted to employees pursuant to terms determined by the Board of Directors or its designated committee. Restricted Stock may not be transferred until the restrictions are removed or have expired. Conditions to the removal of restrictions may include, but are not required to be limited to, continuing employment or service to the Company or the achievement of certain performance objectives.

       Stock appreciation rights ("SARs") may be granted to employees, either independent of, or in connection with, options. SARs granted in connection with an option are subject to the terms of the Award agreement granting the option. Upon exercise of SARs granted in connection with an option, the holder shall receive payment (in cash, Common Stock or a combination of both at the discretion of the Board of Directors or its designated committee) in an amount equal to the product of (i) the fair market value of a share of Common Stock on the date of exercise minus the exercise price per share of the option, multiplied by (ii) the number of shares of Common Stock as to which the SAR is being exercised. SARs granted independent of an option are exercisable in the manner, and pursuant to the terms, determined by the Board of Directors or its designated committee. Terms to be determined by the Board of Directors or its designated committee include the number of shares to which the SAR applies, the vesting schedule for the exercise of such right and the expiration date of the right. Upon exercise of an SAR, the holder shall receive payment (in cash, Common Stock or a combination of both at the discretion of the Board of Directors or its designated committee) in an amount equal to the product of (i) the fair market value of a share of Common Stock as of the date of exercise, minus the fair market value of a share of Common Stock as of the date the SAR was granted, multiplied by (ii) the number of shares as to which the SAR is being exercised. The exercise of SARs granted in connection with options requires the holder to surrender the related option (or any portion thereof, to the extent unexercised). No SAR granted under the 1996 Plan is transferable by the employee other than by will or by the laws of descent and distribution, and each SAR is exercisable during the lifetime of the employee only by such employee.

       Under the 1996 Plan, if any change is made in the Company's capitalization, such as a stock split or stock dividend, which results in a greater or lesser number of shares of outstanding Common Stock, appropriate adjustment shall be made in the exercise price and the number of shares subject to options, Restricted Stock Awards and SARs.

       Award agreements under the 1996 Plan may, as determined by the Board of Directors or its designated committee, provide that, in the event of a "change in control" of the Company, (i) the holder of a stock option will be granted a corresponding SAR, (ii) all outstanding SARs and stock options will become immediately and fully vested and exercisable in full and (iii) the restriction period on any Restricted Stock will be accelerated and the restrictions will expire. In general, a "change in control" of the Company occurs in any of five situations: (i) a person other than (a) the Company, (b) certain affiliated companies or benefit plans, or (c) a company a majority of which is owned directly or indirectly by the stockholders of the Company, becomes the beneficial owner of 50% or more of the voting power of the Company's outstanding voting securities; (ii) a majority of the Board of Directors is not comprised of the members of the Board of Directors at the effective date of the 1996 Plan and persons whose elections as directors were approved by those original directors or their approved successors; (iii) a person described in clause (i) announces a tender offer for 50% or more of the Company's outstanding voting securities and the Board of Directors approves or does not oppose the tender offer; (iv) the Company merges or consolidates, other than mergers or consolidations in which the Company's voting securities are converted into securities having the majority of voting power in the surviving company; or (v) the Company liquidates or sells all or substantially all of its assets, or the Company's stockholders approve such a liquidation or sale, except sales to corporations having substantially the same ownership as the Company.

       If a "restructuring" of the Company occurs that does not constitute a change in control of the Company, the Board of Directors or the committee administering the 1996 Plan may (but need not) cause the Company to take any one or more of the following actions: (i) accelerate in whole or in part the time of vesting and exercisability of any outstanding stock options and SARs to permit those stock options and SARs to be exercisable before, upon or after the completion of the restructure; (ii) grant each option holder corresponding SARs; (iii) accelerate in whole or in part the expiration of some or all of the restrictions on any Restricted Stock; (iv) if the restructuring involves a transaction in which the Company is not the surviving entity, cause the surviving entity to assume in whole or in part any one or more of the outstanding Awards upon such terms and provisions as the Board of Directors or its designated committee deems desirable; or (v) redeem in whole or in part any one or more of the outstanding Awards (whether or not then exercisable) in consideration of a cash payment, adjusted for withholding obligations. A restructuring generally is a merger of the Company or the direct or indirect transfer of all or substantially all of the Company's assets (whether by sale, merger, consolidation, liquidation or otherwise) in one transaction or a series of transactions.

401(K) PLAN

       In January 1996, the Company adopted a 401(k) Plan (the "401(k) Plan") under which all employees of the Company who have completed three months of service are eligible to participate.

Participants may elect to defer the receipt of up to 15% of their annual compensation (up to a maximum dollar amount established in accordance with Section 401(k) of the Internal Revenue Code) and have such deferred amounts contributed to the 401(k) Plan. The Company may, in its discretion, make matching contributions to the extent it deems appropriate. The Board of Directors has not made a decision regarding matching contributions for the fiscal year ending December 31, 1996. The Company's matching contributions vest over a four-year period beginning when an employee has completed two years of service.

OUTSTANDING OPTIONS

       As of November 15, 1996, the Company had granted options to purchase 194,000 shares of its Common Stock under its 1996 Plan. Of these, options to purchase 51,000 shares expired when employees' employment with the Company terminated.


       Incentive stock options granted to officers and employee directors are exercisable at $2.00 per share and vest over a five-year period beginning February 1, 1998. These options expire 10 years after the date they are granted or 90 days following termination of the optionee's employment with the Company.

       The Company has issued 20,000 non-qualified options to Outside Directors. The options vest immediately, are exercisable at $2.00 per share and expire 10 years after the date of grant.

COMPENSATION OF DIRECTORS

       Through June 20, 1996, Outside Directors received $750 per meeting. On June 20, 1996, the Board increased this fee to $1,000. The Company also pays directors $500 for each committee meeting that they attend.

       Under the 1996 Plan, Peter F. Dicks, on February 1, 1996, and Randel R. Young, on May 7, 1996, as Outside Directors, each received an option to purchase 10,000 shares of the Company's Common Stock at $2.00 per share, the fair market value of the Common Stock on the dates the Company issued these options. Such options vested immediately, are exercisable for 10 years, and may be exercised at any time during the option term.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       At the Company's inception, the Company issued 1,800,000 shares of Common Stock to each of Albert F. Richmond and David A. Terman for $.50 per share. This amount was paid through reduction of indebtedness on loans from Champion Communications Company, a company wholly owned by Mr. Richmond, to the Company. Mr. Richmond is the Company's Chairman of the Board and Chief Executive Officer and Mr. Terman is the Company's President. Mr. Richmond acquired an additional 200,000 shares of Common Stock for $1.35 per share in December 1995. Also, in December 1995, David A. Terman, as trustee of a marital trust, his wife, Maura B. Terman, as trustee of a marital trust, and Elisa and Eileen Terman, the daughters of David Terman, acquired 72,000, 100,000, 14,000 and 14,000 shares of Common Stock, respectively, all at $1.35 per share, as more fully discussed below.

       In October 1994, the Company issued 150,000 shares of Common Stock to Peter Dicks, one of the directors of the Company, for $.50 per share. Also in October 1994, the Company issued 34,000 shares of Common Stock to Kenneth E. Notter, the Executive Vice President of the Company, and his wife, Lisa L. Notter, and 116,000 shares of Common Stock to Mr. Notter's IRA, in each case for $.50 per share.

       On January 2, 1995, the Company documented past advances from Champion Communications Company made to the Company in 1994 for the acquisition of base stations and related customers by executing and delivering a note in the amount of $3,177,505, and granting a security interest in 1,499 community repeaters secured by a security agreement. On November 15, 1995, $377,925 of the amount payable and $162,075 of accrued interest payable was converted into 400,000 shares of Common Stock at $1.35 per share, which shares were issued on December 15, 1995 to Mr. Richmond and his wife, Linda L. Richmond, David A. Terman and his wife, Maura B. Terman, as trustees of marital trusts, and Elisa and Eileen Terman, the daughters of David Terman. On November 15, 1995, the Company executed a promissory note to Champion Communications Company for the remaining balance of $2,799,581.26 (which amount remains outstanding), payable in 20 quarterly installments commencing June 30, 1996. An endorsement to the promissory note signed on August 15, 1996 extends the maturity date to September 30, 2001. The Company also executed a security agreement on November 15, 1995, granting Champion Communications Company a first lien security interest in the Company's equipment, including its CRs, its insurance and rights thereunder and any proceeds from the sale, lease or assignment of CR spectrum or spectrum licenses. Pamela R. Cooper, Chief Financial Officer, Controller and Treasurer of the Company, also serves as an officer of Champion Communications Company.

       In July 1995, Albert F. Richmond made a loan to the Company in the amount of $50,000. The Company executed a promissory note to Mr. Richmond on July 28, 1995, payable in full on August 28, 1995. In connection with this loan, the Company executed a Security Agreement granting Mr. Richmond a security interest in the Company's accounts receivable. On August 28, 1995, Mr. Richmond advanced an additional $25,000 and the Company executed an endorsement increasing the principal amount of the note to $75,000 and extending the maturity date to October 28, 1995. In October 1995, Mr.
Richmond advanced an additional $35,000 and the Company executed a second endorsement increasing the principal amount of the note to $110,000. This debt was repaid in full in 1995.

       Under a management agreement dated July 20, 1995 between the Company and Champion Communications Company, the Company is currently operating a five-channel 800 MHz trunking system licensed to Champion Communications Company. Pursuant to this management agreement, Champion Communications Company retains ultimate overall control over this licensed system. Champion Communications Company granted the Company the option, until December 31, 1996, to purchase the system for $100,000 upon receipt of FCC consent. The Company plans to exercise this option, but there can be no assurance that it will be exercised.

       On July 29, 1996, in connection with the Company's initial public offering in Canada, Messrs. Richmond and Terman, the Company and Equity Transfer Services, Inc. entered into an Escrow Agreement pursuant to which Messrs. Richmond and Terman each placed 1,555,200 shares of Common Stock held by them in escrow with Equity Transfer Services, Inc. The securities are to be released from escrow as follows: 10% on April 30, 1997, 20% on each of July 31, 1997, July 31, 1998, and July 31, 1999; and 30% on July 31, 2000.

ITEM 8.       DESCRIPTION OF SECURITIES

COMMON STOCK

       The Company currently has 6,103,412 shares of Common Stock outstanding. The Company's Certificate of Incorporation provides that the holders of Common Stock are entitled to vote on all matters submitted to the stockholders for a vote. A holder of Common Stock is entitled to one vote for each share of Common Stock held. Holders of Common Stock are entitled to dividends as declared by the Board of Directors, subject to the prior rights and preferences of holders of Preferred Stock. In the event of liquidation, dissolution or winding-up of the Company, after distribution of preferential amounts to holders of any outstanding Preferred Stock, holders of Common Stock are entitled to receive the remaining assets available for distribution to stockholders ratably in proportion to the number of shares held. The holders of Common Stock have no preemptive or conversion rights.

TRANSFER AGENT

       The Company's transfer agents for its securities are Equity Transfer Services, Inc. in Toronto, Canada, and ________________ in _____________,
__________.

PROVISIONS EFFECTING CONTROL

       Several provisions of the Company's Certificate of Incorporation and By-laws may have the effect of delaying, deferring or preventing a change in control.

       The Company's Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the Company. The Board will have the authority, without further action by the stockholders to issue up to 1,000,000 shares of the Company's preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized unissued shares of Common Stock up to the maximum of 20,000,000 shares. The issuance of the Company's preferred stock or additional shares of Common Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

       The Company's Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as a breach of the directors duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

       As an FCC licensee, the Company is subject to certain requirements before any change in its legal or operating control can be consummated. See "Regulation - Licensing." The Company will comply with all such requirements before any change of control occurs.


PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

       The Company's Common Stock is currently traded on the Toronto CDN Exchange. Trading of the shares began on October 4, 1996, and since that time, the high sales price was CDN $4.20 and the low sales price was CDN $4.00. As of November 18, 1996, the Company's Common Stock was held by 102 stockholders.

       The Company has not declared or paid any dividends. The payment of dividends in the future will depend on the Company's earnings, capital requirements, operating and financial position and general business conditions. The Company anticipates that earnings will be retained to finance future growth and operations, including research and product development. As such, management anticipates that no dividends will be paid on the Common Stock in the foreseeable future.

ITEM 2.       LEGAL PROCEEDINGS

       From time to time, the Company is involved in various legal proceedings arising in the ordinary course of business. To its knowledge, the Company is not currently involved in any material legal proceedings and is not aware of any legal proceeding threatened against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       Not Applicable.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

       Since the Company's organization, the Company has issued the following securities in unregistered transactions:

       1. On September 29, 1994, the Company issued 1,500,000 shares of Common Stock to each of Albert F. Richmond and David A. Terman, the founders of the Company. In October 1994, the Company issued an additional 300,000 to each of Mr. Richmond and Mr. Terman. These shares were issued in consideration of reduction of indebtedness owed by the Company to Champion Communications Company, a company wholly owned by Mr. Richmond, and to which Mr. Richmond and Mr. Terman had made loans. The debt was reduced at the rate of $.50 per share. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

       2. In October 1994, the Company accepted subscriptions for 658,000 shares of Common Stock to be sold to 16 of its employees, officers and directors in a private placement at $.50 per share. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

       3. In November 1995, in connection with its Canadian initial public offering, the Company issued warrants to acquire 600,000 shares of Common Stock for $1.35 per warrant to three warrantholders. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act. In October 1996, the warrantholders exercised their warrants and, upon such exercise, the Company issued 600,000 shares of Common Stock to the warrantholders which stock was registered in the Company's initial public offering in Canada. No additional cash was due on conversion of these warrants. In connection with the sale of these warrants the Company paid Britwirth Investment Company, Ltd. ("Britwirth") fees of $81,000 and granted Britwirth options to purchase up to 60,000 shares of Common Stock at CDN $3.70 exercisable until September 25, 1999.

       4. In December 1995, the Company issued 475,562 shares of Common Stock to its shareholders, consultants and employees in a private placement, in exchange for $1.35 per share. Of these shares, 75,562 were sold for cash and 400,000 were issued to Messrs. Richmond and Terman in exchange for cancellation of indebtedness in the amount of $540,000. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act.

       5. On February 1, 1996, the Company issued options to purchase 181,000 shares of Common Stock to its employees and directors pursuant to the Company's 1996 Plan. These options were issued in reliance on the exemptions provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder.

       6. On May 7, 1996, the Company issued an option to purchase 10,000 shares of Common Stock to Randel R. Young, a director of the Company, pursuant to the 1996 Plan. This option was issued in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder.

       7. In September 1996, the Company conducted an initial public offering in Canada through which it sold 619,350 shares of Common Stock and 619,350 Common Stock Purchase Warrants for an aggregate consideration of $1,690,826. In July 1996, in connection with the Company's initial public offering in Canada, the Company issued 50,000 Agents' Warrants to its underwriters, entitling the agents to acquire options for 50,000 shares of Common Stock at CDN $3.70 per share for eighteen months from the completion of the initial public offering. Upon completion of the initial public offering, the

Agents' Warrants were exchanged for Agents' Options. Each of these transactions was exempt from registration as an offshore distribution of securities.

        8. In July 1996, the Company issued 150,500 shares of Common Stock and warrants to acquire 150,500 shares of Common Stock to 41 investors for an aggregate purchase price of $410,865. These shares were issued in reliance on the exemption from registration provided by Rule 504 of Regulation D.

 ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company's Certificate of Incorporation provides that, to the fullest extent permitted under the Delaware General Corporation Law, the Company will indemnify any officer or director who is, was, or is threatened to be made a party to a proceeding because he or she (1) is or was a director or officer or
(2) while a director or officer, at the Company's request, was serving as a director, officer, partner, venturer, proprietor, trustee, employee or agent of another entity.

       The Certificate of Incorporation also provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breaches of fiduciary duties, except for liability (1) for any breach of the duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or in knowing violation of the law; (3) under Section 174 of the Delaware General Corporation Law, which provides for liability for unlawful dividends and unlawful stock purchases or redemptions; or (4) for any transaction from which the director derived an improper personal benefit.

       The Company plans to enter into indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or services as directors or officers (other than liabilities arising from wilful misconduct of a culpable nature) and to advance such person's expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.

       At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                     CHAMPION COMMUNICATION SERVICES, INC.
                              FINANCIAL STATEMENTS


FINANCIAL STATEMENTS

       Independent Auditors' Report . . . . . . . . . . . . . . . . . . . .  F-2

       Balance Sheets at September 30, 1996, December 31, 1995 and
       December 31, 1994  . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

       Statements of Operations for the nine months ended September 30, 1996 and 1995 and for the year ended December 31, 1995 and the period from September 29, 1994 (date of inception) through December 31, 1994 . . F-4

       Statements of Cash Flows for the nine months ended September 30, 1996 and 1995 and for the year ended December 31, 1995 and the period September 29, 1994 (date of inception) through December 31, 1994 . . F-5

       Statements of Stockholders' Equity for the nine months ended
       September 30, 1996 and for the year ended December 31, 1995 and the period September 29, 1994 (date of inception) through
       December 31, 1994   . . . . . . . . . . . . . . . . . . . . . . . . . F-6

       Notes to financial statements   . . . . . . . . . . . . . . . . . . . F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Champion Communication Services Inc.:


We have audited the accompanying balance sheets as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 and the period September 29, 1994 (date of inception) through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champion Communication Services, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995 and for the period September 29, 1994 (date of inception) through December 31, 1994 in conformity with generally accepted accounting principles.


                                               KPMG Peat Marwick LLP

Houston, Texas
January 19, 1996

                     CHAMPION COMMUNICATION SERVICES, INC.
                                 BALANCE SHEETS
                 September 30, 1996, December 31, 1995 and 1994


                                   ASSETS                                   September 30,         December 31,
                                                                                1996           1995           1994
                                                                            -----------------------------------------
                                                                             Unaudited
Current Assets
  Cash and cash equivalents                                                 $   851,050    $ 1,172,454    $ 1,027,537
  Accounts receivable, net of allowance of $121,471, $50,000 and $20,115        523,883        989,620        965,040
       at September 30, 1996, December 31, 1995 and 1994, respectively
  Stock subscriptions receivable                                                   --           51,944        246,760
  Inventory                                                                     130,569        242,073           --
  Prepaid expenses and other                                                     32,662        155,191         16,865
                                                                            -----------------------------------------

   Total Current Assets                                                       1,538,165      2,611,282      2,256,202
                                                                            -----------------------------------------

  Communications equipment and related assets                                 6,525,780      6,090,995      5,421,674
  Other                                                                         404,525        339,470         76,579
                                                                            -----------------------------------------
                                                                              6,930,305      6,430,465      5,498,253

Accumulated depreciation                                                     (1,303,327)      (754,829)       (86,729)
                                                                            -----------------------------------------

  Communications equipment and related assets, net                            5,626,978      5,675,636      5,411,524
                                                                            -----------------------------------------

Other assets                                                                    555,083        208,654         82,548
                                                                            -----------------------------------------

                                                                            $ 7,720,225    $ 8,495,572    $ 7,750,274
                                                                            =========================================

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                                          $   276,202    $   225,584    $    63,685
  Accrued expenses                                                              605,683        873,208        661,287
  Deferred revenue                                                              523,977      1,709,169      1,731,146
  Current maturities of notes payable                                           203,796        157,254           --
  Current maturities of note payable to stockholder                             419,937        419,937      3,177,506
                                                                            -----------------------------------------

    Total Current Liabilities                                                 2,029,595      3,385,152      5,633,624
                                                                            -----------------------------------------


  Notes payable                                                                 162,296        117,097           --
  Note payable to stockholder                                                 2,379,644      2,379,644           --
                                                                            -----------------------------------------

     Total Long Term Liabilities                                              2,541,940      2,496,741           --
                                                                            -----------------------------------------

Stockholders' Equity
  Common stock, $0.01 par value, 20,000,000 shares authorized, 5,503,412,
    4,695,085 and 3,754, shares issued and outstanding at
    September 30, 1996, December 31, 1995 and 1994, respectively                 55,034         46,951         37,540
  Common stock subscribed, $0.01 par value, 38,477 and 504,000 shares
    at December 31, 1995 and 1994, respectively                                    --              385          5,040
  Additional paid-in capital                                                  5,197,193      3,436,692      2,086,420
  Accumulated deficit                                                        (2,103,538)      (870,349)       (12,350)
                                                                            -----------------------------------------

Total Stockholders' Equity                                                    3,148,689      2,613,679      2,116,650
                                                                            -----------------------------------------


                                                                            $ 7,720,225    $ 8,495,572    $ 7,750,274
                                                                            =========================================


See accompanying notes to financial statements.

                     CHAMPION COMMUNICATION SERVICES, INC.
                            STATEMENTS OF OPERATIONS
            For the nine months ended September 30, 1996 and 1995,
             the year ended December 31, 1995 and the period from
        September 29, 1994(date of inception) through December 31, 1994


                                                       Nine Months Ended               Year ended
                                                         September 30,                 December 31,
                                                  --------------------------    --------------------------
                                                            Unaudited
                                                      1996           1995           1995           1994
                                                  --------------------------    --------------------------
Revenues                                          $ 5,528,759    $ 4,390,524    $ 6,418,018    $   865,380
                                                  --------------------------    --------------------------

Costs and expenses:
  Cost of sales                                     4,097,614      3,306,963      4,510,413        616,175
  Depreciation and amortization                       583,200        502,857        676,269         87,057
  General and administrative expenses               1,811,368      1,226,109      1,803,700        174,498
                                                  --------------------------    --------------------------

     Total Expenses                                 6,492,182      5,035,929      6,990,382        877,730
                                                  --------------------------    --------------------------

     Operating Loss                                  (963,423)      (645,405)      (572,364)       (12,350)
                                                  --------------------------    --------------------------

Loss on sales of service division                     (82,771)          --             --             --
Gain(loss) on sale of fixed assets                      9,201          2,617           (284)          --
Interest income                                        10,278          7,268         11,117           --
Interest expense                                     (206,476)      (223,023)      (296,468)          --
                                                  --------------------------    --------------------------

Loss before income taxes                           (1,233,191)      (858,543)      (857,999)       (12,350)
Income taxes                                             --             --             --             --
                                                  --------------------------    --------------------------

Net loss                                          $(1,233,191)   $  (858,543)   $  (857,999)   $   (12,350)
                                                  ==========================    ==========================


Common and common equivalent shares outstanding     4,900,853      4,059,199      4,161,165      3,497,319
                                                  ==========================    ==========================

Net loss per common and common equivalent share   $     (0.25)   $     (0.21)   $     (0.21)   $      --
                                                  ==========================    ==========================


                            See accompanying notes to financial statements.

                     CHAMPION COMMUNICATION SERVICES, INC.
                            STATEMENTS OF CASH FLOWS
             For the nine months ended September 30, 1996 and 1995,
              the year ended December 31, 1995 and the period from
        September 29, 1996(date of inception) through December 31, 1994


                                                                      Nine months ended
                                                                 September 30,   September 30,   December 31,    December 31,
                                                                     1996            1995            1995            1994
                                                                 -------------   -------------   ------------    ------------
                                                                           Unaudited
Cash flows from operating activities:
  Net loss                                                       $ (1,233,191)   $   (788,479)   $   (857,999)   $    (12,350)
  Adjustments to reconcile net loss to
    net cash (used in)provided by operating activities:
      Depreciation and amortization                                   583,200         502,523         676,249          87,057
      Bad debt expense                                                 84,000          50,000         101,912          20,115
      Gain on sale of licenses                                                                       (280,705)           --
      Loss (Gain) on sale of fixed assets                              (9,201)         (2,617)          1,655            --
      Change in assets and liabilities:
        Accounts receivable                                           394,266         557,056        (126,492)       (985,155)
         Inventory                                                    111,504        (185,805)       (176,840)           --
        Prepaid expenses                                              122,529         (12,880)       (138,326)        (16,865)
        Accounts payable                                               50,618         626,129         161,899          63,685
        Accrued expenses                                             (267,525)       (296,834)        373,996         661,287
        Other assets                                                 (346,429)        (64,779)       (149,401)        (82,876)
        Deferred revenue                                           (1,185,192)     (1,174,696)        (21,977)      1,731,146
                                                                 ------------    ------------    ------------    ------------

            Net cash (used in)provided by operating activities     (1,695,421)       (790,382)       (436,029)      1,466,044
                                                                 ------------    ------------    ------------    ------------

Cash flows from investing activities:
  Additions to property and equipment                                (663,673)       (946,342)       (960,498)       (520,747)
  Proceeds from sale of fixed assets                                  124,273          17,415          22,482            --
  Proceeds from sale of licenses                                         --              --           300,000            --
                                                                 ------------    ------------    ------------    ------------

            Net cash used in investing activities                    (539,400)       (928,927)       (638,016)       (520,747)
                                                                 ------------    ------------    ------------    ------------

Cash flows from financing activities:
  Proceeds from sale of stock                                       1,768,199            --            50,065          82,240
  Proceeds from sale of warrants                                         --              --           719,000            --
  Proceeds the issuance of subscribed stock                            51,944         240,779         240,779            --
  Proceeds from other borrowings                                      308,198         473,239         264,519            --
  Repayment of notes payable                                         (214,924)        (21,143)        (55,401)           --
                                                                 ------------    ------------    ------------    ------------

            Net cash provided by financing activities               1,913,417         692,875       1,218,962          82,240
                                                                 ------------    ------------    ------------    ------------

Net increase in cash and cash equivalents                            (321,404)     (1,026,434)        144,917       1,027,537

Cash and cash equivalents at beginning of period                    1,172,454       1,027,537       1,027,537            --

Cash and cash equivalents at end of period                       $    851,050    $      1,103    $  1,172,454    $  1,027,537
                                                                 ============    ============    ============    ============


Supplemental disclosure of cash flow information:
    Cash paid during the period for:

      Interest                                                   $    152,180    $     70,690    $     95,740    $       --
                                                                 ============    ============    ============    ============

      Income taxes                                               $       --      $       --      $       --      $       --
                                                                 ============    ============    ============    ============



See accompanying notes to financial statements.

                     CHAMPION COMMUNICATION SERVICES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 For the nine months ended September 30, 1996,
                the year ended December 31, 1995 and the period
       September 29, 1994 (date of inception) through December 31, 1994

                                    Common                       Common      Additional                       Total
                                     Stock         Common        Stock        Paid-in      Accumulated    Stockholders'
                                    Shares          Stock      Subscribed     Capital        Deficit        Equity
                                 --------------------------------------------------------------------------------------
Balance at September 29, 1994           --     $      --     $      --      $      --      $      --      $      --

Issuance of Common Stock           3,754,000        37,540          --        1,844,700           --        1,882,240

Common Stock Subscribed              504,000          --           5,040        241,720           --          246,760

Net Loss                                --            --            --             --          (12,350)       (12,350)
                                 -----------   -----------   -----------    -----------    -----------    -----------

Balance at December 31, 1994       4,258,000   $    37,540   $     5,040    $ 2,086,420    $   (12,350)   $ 2,116,650
                                 ===========   ===========   ===========    ===========    ===========    ===========

Conversion of Common Stock
    Subscribed to Common Stock          --           5,040        (5,040)        (5,981)          --           (5,981)

Issuance of Common Stock             437,085         4,371          --          585,694           --          590,065

Common Stock Subscribed               38,477          --             385         51,559           --           51,944

Issuance of Common Stock
    Warrants                            --            --            --          719,000           --          719,000

Net Loss                                --            --            --             --         (857,999)      (857,999)
                                 -----------   -----------   -----------    -----------    -----------    -----------

Balance at December 31, 1995       4,733,562   $    46,951   $       385    $ 3,436,692    $  (870,349)   $ 2,613,679
                                 ===========   ===========   ===========    ===========    ===========    ===========

Conversion of Common Stock
    Subscribed to Common Stock          --             385          (385)          --             --             --
    (unaudited)

Issuance of Common Stock             769,580         7,698          --        1,760,501           --        1,768,199
    (unaudited)

Net Loss(unaudited)                     --            --            --             --       (1,233,191)    (1,233,191)
                                 -----------   -----------   -----------    -----------    -----------    -----------

Balance at September 30, 1996      5,503,142   $    55,034   $      --      $ 5,197,193    $(2,103,540)   $ 3,148,687
    (unaudited)                  ===========   ===========   ===========    ===========    ===========    ===========





See accompanying notes to financial statements.

                     CHAMPION COMMUNICATION SERVICES, INC.
                         NOTES TO FINANCIAL STATEMENTS
           (Information relating to September 30, 1996 is unaudited)


(1)      Organization

                 Champion Communication Services, Inc. (the Company) was incorporated under the laws of the State of Delaware on September 29, 1994 for the purpose of acquiring and operating base radio stations. The Company acquired and began operating 1,499 base stations and the customers related thereto in 1994. The acquisitions totaled approximately $5,290,000, and are recorded at acquisition cost. The Company provides radio dispatch service as well as sells, rents and services radio equipment to the general public in the southern, midwestern and western United States.


(2)      Summary of Significant Accounting Policies

         (a)     Communications Equipment and Related Assets

                          Communications equipment and related assets are
                 recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from five years for other fixed assets to ten years for communications equipment.

         (b)     Cash and Cash Equivalents

                          For purposes of the statements of cash flows, the
                 Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         (c)     Inventory

                          The Company's inventory consists primarily of two-way
                 radios, parts and accessories. The balance recorded at September 30, 1996 and December 31, 1995 is the lower of cost or market. The Company uses the average cost method of accounting for inventory.

         (d)     Licenses

                          Fees associated with obtaining Federal Communication
                 Commission licenses for 450-470 MHz, 470-512 MHz and 800 MHz are deferred by the Company. Upon disposition, such costs are relieved based upon an average cost basis. If the licenses are utilized by the Company, the costs are capitalized and amortized under the straight line method for five years. No licenses have been utilized by the Company as of December 31, 1995.

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)


(2)      Summary of Significant Accounting Policies, continued

         (e)     Revenue Recognition

                          The standard industry billing cycle for radio
                 dispatch service is generally for three, six and twelve month intervals. The Company defers amounts billed in advance and recognizes revenue as the related services are provided.

         (f)     Use of Estimates

                          Management of the Company has made a number of
                 estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         (g)     Reclassifications

                          Certain reclassifications have been made to conform
                 with current reporting practices.


         (h)     Basis of Presentation

                          The accompanying financial statements have been
                 prepared in accordance with accounting principles generally accepted in the United States. A reconciliation of differences between accounting principles generally accepted in the United States and Canada is provided in note 13.

         (i)     Accrued Expenses

                          Accrued expenses represent accrued operating costs,
                 including tower rental, and accrued sales and state income taxes. Such costs are expensed in the period during which the related services are rendered.


(3)      Communication Equipment and Assets

                 Communication equipment and related assets at September 30, 1996 and December 31, 1995 are composed of the following:

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)


 (3)     Communication Equipment and Assets, continued


                                                                       As at September 30, 1996
                                                               ----------------------------------------
                                                                             Accumulated        Net
                                                                  Cost       Depreciation     Balance
                                                               -----------   ------------   -----------
         Base station and related equipment                    $ 6,110,815    $ 1,063,042   $ 5,047,773
         Rental radio equipment                                    414,965        130,923       284,042
         Other furniture, data processing and
           communication equipment                                 404,525        109,362       295,163
                                                               -----------    -----------   -----------
                                                               $ 6,930,305    $ 1,303,327   $ 5,626,978
                                                               -----------    -----------   -----------



                                                                     As at December 31, 1995
                                                           -------------------------------------------
                                                                           Accumulated         Net
                                                              Cost        Depreciation       Balance
                                                           ----------     ------------      ----------
         Base station and related equipment                $5,684,041     $   633,292       $5,050,749
         Rental radio equipment                               367,323          68,079          299,244
         Other furniture, data processing and
           communication equipment                            379,101          53,458          325,643
                                                           ----------     -----------       ----------
                                                           $6,430,465     $   754,829       $5,675,636
                                                           ----------     -----------       ----------


(4)      Installment Notes

                 During the period ended September 30, 1996, the Company has incurred installment notes payable to Associates Credit Corporation, One Leasing, and Communication Solutions in the amount of $256,982 in addition to fourteen installment notes incurred in 1995 totaling $264,519; at September 30, 1996 and December 31, 1995 the total balance outstanding was $329,379 and $225,400, respectively. The notes are payable in monthly installments and mature from 1997 to 1999. The notes bear interest rates ranging from 11% to 12.75% per year and are secured by communications equipment. These notes are guaranteed by Albert F. Richmond, Chief Executive Officer, and David
         A. Terman, President of the Company.

                 During 1995, the Company also entered into a revolving note payable to Transamerica with a maximum credit line of $100,000; at September 30, 1996 and December 31, 1995, the balance was $36,713 and $48,951, respectively. The note was used to finance the acquisition of inventory and is repaid when inventory is sold or at the agreed upon date.

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)


         (5)     Income Taxes

                 The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred taxes are recorded for differences between the financial and tax bases of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.

                 During the period September 29, 1994 (date of inception) through December 31, 1994 and the year ended December 31, 1995, the Company's effective income tax rate differed from the statutory tax rate as follows:

                                                  1995                1994
                                                  ----                ----
         Statutory tax rate                       (34)%               (34)%
         Nondeductible travel
          and entertainment                         1                   -
         Valuation allowance                       33                  34
                                                  ---                 ---
         Effective tax rate                         - %                 - %
                                                  ---                 ---


                 As of December 31, 1995 and 1994, deferred tax assets and liabilities were as follows:

                                                         1995                1994
                                                       ---------            --------
         Communications equipment                      $ 459,081            $ 60,196
                                                       ---------            --------
            Total deferred tax liabilities               459,081              60,196
                                                       ---------            --------
         Net operating loss carryforward               $(741,028)           $(57,354)
         Allowance for doubtful accounts                 (10,200)             (6,839)
                                                       ---------            --------
            Total deferred tax assets                  $(751,228)           $(64,193)
                                                       ---------            --------
         Valuation allowance                             292,147               3,997
                                                       ---------            --------
                                                       $       -            $      -
                                                       ---------            --------

                 In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and a valuation allowance is recorded. The valuation allowance increased $288,150 and $3,997 during the year ended 1995 and the period September 29, 1994 (date of inception) through December 31, 1994, respectively.

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)


(5)      Income Taxes, continued

                 At December 31, 1995 and 1994, the Company had a net operating loss carryforward of approximately $2,176,000 and $169,000, respectively, available to offset future taxable income, which will expire in 2010 through 2011.


(6)      Related Party Transactions

                 Champion Communications Company advanced the Company $3,177,506 for the acquisition of base stations and the related customers. On November 17, 1995, $377,925 of the note and $162,075 of accrued interest payable was converted to 400,000 shares of common stock at $1.35 per share. The remaining balance of $2,799,581 is payable in twenty quarterly installments commencing June 30, 1996.
         The note has been amended to extend the commencement of installments to December 31, 1996. The note bears interest at a prime rate, as defined, and is secured by the Company's communications equipment and spectrum. Champion Communications Company (CCC) is a Subchapter S corporation, wholly owned by Albert F. Richmond, Chief Executive Officer and a founding stockholder of the Company. The carrying value of the note is considered to approximate fair value as the interest rate is prime.

                 During 1994, approximately $56,000 of due diligence costs representing services performed by CCC were capitalized to the cost of the communications equipment

                 No related party general and administrative expenses were incurred during the nine months ended September 30, 1996. During the year ended 1995, and the period September 29, 1994 (date of inception) through December 31, 1994, the Company incurred approximately $62,000 and $15,000, respectively, in general and administrative expenses (primarily personnel charges) allocated from Olympic Natural Gas Company, a company in which Albert F. Richmond served as Chief Executive Officer during 1994 and 1995.

                 Additionally, during 1995 the Company allocated approximately $23,000 in general and administrative expenses to Olympic Natural Gas Company.

                 The Company is currently using an 800 MHz trunking license belonging to CCC. The Company has the option to purchase the license during 1995 and 1996.

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)



(7)      Long-term Debt

                 The combined aggregate maturities of the installment notes (see note 4) and the note payable to stockholder (see note 6) for each of the five years following December 31, 1995 are as follows:

                            1996                            $  577,191
                            1997                               642,895
                            1998                               583,758
                            1999                               570,193
                            2000                               559,916
                            Thereafter                         139,979
                                                            ----------
                                                            $3,073,932
                                                            ==========


(8)      Stockholders' Equity

                 On September 25, 1996, the Company sold 769,850 shares of common stock in the Canadian initial public offering at Cdn. $3.70 per share.

                 As of September 30, 1996, 38,477 shares of common stock at $1.35 per share, which were subscribed as of December 31, 1995, were issued. The 504,000 shares of subscribed common stock as of December 31, 1994 were issued during early 1995.

                 During November 1995, 600,000 special warrants were issued to third parties for $1.35 per share, totaling $729,000, net of offering expenses. Ten thousand dollars of the special warrant proceeds was retained as a deposit with Weir & Foulds, Barristers & Solicitors, for an initial public offering. The primary terms of the special warrants include the exchange of one special warrant for one common share in the capital of Champion for no additional consideration.


(9)      Statement of Cash Flows

                 During 1995, $377,925 of the principal balance of the notes payable to CCC and $162,075 of accrued interest payable was converted to 400,000 shares of common stock (see note 6).

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)



(9)      Statement of Cash Flows, continued

                 Also, during 1996 and 1995, the Company acquired communications equipment in exchange for the incurrence of $256,982 and $264,519 of debt, respectively (see note 4). In addition, the Company acquired resale communications equipment in exchange for the incurrence of $83,896 and $65,233 of debt in 1996 and 1995, respectively (see note 4).

                 During 1994, an advance that was converted to a note payable, in the amount of $3,177,506, was issued to finance the purchase of communications equipment and related assets (see note 6). Also, $1,800,000 of the purchase price of communications equipment and related assets was contributed to the Company in exchange for the issuance of 3,600,000 shares of common stock by the founding stockholder.


(10)     Commitments and Contingencies

                 At December 31, 1995, the Company has commitments under noncancellable operating lease agreements primarily for the rental of office space. Future minimum rental payments due under the lease are:

                         1996                               $71,339
                         1997                                66,835
                         1998                                63,542
                         1999                                63,542
                         2000                                  -
                                                           --------
                                                           $265,258
                                                           ========


                 During the nine months ended September 30, 1996, the year ended December 31, 1995 and the period September 29, 1994 (date of inception) through December 31, 1994, the Company incurred $82,156, $95,509 and $2,675 in rental expense, respectively.


(11)     Customer Accounts Receivables

                 Accounts receivable at September 30, 1996, December 31, 1995 and 1994 represent partial billings to the customer base. An allowance for doubtful accounts of $121,471, $50,000 and $20,115 was recorded as of September 30, 1996, December 31, 1995 and 1994, respectively, representing the estimated balance which is deemed uncollectible.

                    CHAMPION COMMUNICATION SERVICES, INC.
                  NOTES TO FINANCIAL STATEMENTS (continued)
          (Information relating to September 30, 1996 is unaudited)



(12)     Spectrum Acquisition Expenses

                 The net loss of the Company for the nine months ended September 30, 1996 and the year 1995 includes salary and benefits expense in the amount of $214,274 and $128,264, respectively, incurred for the acquisition of spectrum. Although it is impractical to determine the value of spectrum licenses, the Company did sell three licenses in 1995 for $300,000. To date the Company has acquired 268 licenses, many of which are co-channeled and will require further enhancement to complete the conversion to single user licenses dedicated to Champion Communication Services, Inc.


(13)     Major Suppliers

                 The Company has entered into dealer agreements with two principal equipment suppliers. Both dealer agreements may be terminated at any time by the suppliers or the Company without cost. Termination of either of these agreements would have a materially adverse effect on the Company.


(14) Differences Between U.S. and Canadian Generally Accepted Accounting Principles

                 The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States. The differences between U.S. GAAP and Canadian GAAP would have an immaterial impact on the reported net loss or per share amounts. Following is a discussion of such differences between U.S. and Canadian GAAP:

         (a)     Loss per Share

                         Consistent with Canadian GAAP, no common stock
                 equivalents have been included in the net loss per share calculation.

         (b)     Statement of Cash Flows

                         The noncash transactions have been disclosed in note 9
                 in accordance with U.S. GAAP instead of on the face of the statement of cash flows as required by Canadian GAAP.

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)



(14) Differences Between U.S. and Canadian Generally Accepted Accounting Principles, continued

(c)      Income Taxes

                         In accordance with U.S. GAAP, the Company uses the
                 asset and liability method of accounting for income taxes. Under this method, deferred taxes are recorded for differences between the financial and tax bases of assets and liabilities and the effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. Under Canadian GAAP, the deferred method of accounting for income taxes is used and deferred tax assets and liabilities are calculated through the application of historical tax rates.

                         Under U.S. GAAP, the benefit attributable to net
                 operating loss carryforwards is assessed for realizability, and management considers whether it is more likely than not that some portion or all of such benefits will not be realized and a valuation allowance is recorded. Accordingly, the Company has recorded a valuation allowance. Under Canadian GAAP, benefits attributable to net operating loss carryforwards cannot be recorded unless there is virtual certainty that such net operating loss carryforwards will be utilized. As there is no such certainty, under Canadian GAAP, the Company would not have recognized an income tax benefit.

         (d)     Use of Estimates

                         U.S. GAAP requires that management disclose that
                 estimates and assumptions have been used relating to the reporting of assets and liabilities and the disclosure of such contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles and that actual results could differ from those estimates. Such disclosure is not required under Canadian GAAP.


(15)     Subsequent Events (unaudited)

                 During 1996, the Company adopted the "1996 Incentive Plan" (the Incentive Plan) to provide incentive options, nonstatutory options, restricted stock awards and stock appreciation rights to certain key employees, non-employee directors and other persons. The maximum number of shares that may be issued or transferred pursuant to awards under the Incentive Plan is 500,000 shares. Options granted under the Incentive Plan will expire after a period of ten years after the date of grant and the exercise price shall not be less than the greater of the par value per share of the stock or 100% of the fair market

                     CHAMPION COMMUNICATION SERVICES, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)
           (Information relating to September 30, 1996 is unaudited)


(15)     Subsequent Events (unaudited), continued

         value of the stock on the date of grant of the option. Options granted under the Incentive Plan terminate 90 days following the termination of the optionee's employment, and one year after the death, disability or retirement of the optionee; such options are not transferable. The options, awards and rights to be granted under the Incentive Plan will vest based on the terms of each Award Agreement. As of December 3, 1996, options to purchase 143,000 shares of common stock were issued by the Company; none of these options have been exercised.

                 In conjunction with the 769,850 common shares issued on September 25, 1996, each unit sold included one common share purchase warrant. The warrants are exercisable at Cdn. $5.00 per share any time before March 25, 1998. The Company has the right to accelerate conversion of the warrants if the average price for the common stock is at least Cdn. $5.80 for ten consecutive days.

                 The Company granted options to the underwriting agent of the Canadian initial public offering to purchase 50,000 common shares for a period of eighteen months from the completion of the public offering at Cdn. $3.70 per share.

                 Upon the completion of the initial public offering, a third party was granted options, in conjunction with the special warrant offering, to purchase 60,000 common shares during the period of three years from September 25, 1996 at a price of Cdn. $3.70 per share.

PART III

ITEM 1.       EXHIBITS
3.1    Certificate of Incorporation filed September 29, 1994.

3.2    Certificate of Amendment to Certificate of Incorporation filed January 26, 1996.

3.3    Certificate of Amendment to Certificate of Incorporation filed April 23, 1996.

3.4    By-laws dated September 29, 1994.

4.1    Specimen Common Stock share certificate.

4.2    Pages from Certificate of Incorporation and By-laws defining rights of stockholders - included in Exhibits 3.1,
       3.2, 3.3 and 3.4.

10.1   Offer to Buy and Bill of Sale Agreement effective September 14, 1994, between Motorola, Inc. and the Company.

10.2   Offer to Buy and Bill of Sale Agreement effective October 13, 1994, between Motorola, Inc. and the Company.

10.3   Offer to Buy and Bill of Sale Agreement effective October 13, 1994, between Motorola, Inc. and the Company.

10.4   Offer to Buy and Bill of Sale Agreement effective November 29, 1994, between Motorola, Inc. and the Company.

10.5   Offer to Buy and Bill of Sale Agreement effective November 29, 1994, between Motorola, Inc. and the Company.

10.6   Offer to Buy and Bill of Sale Agreement effective December 8, 1994, between Motorola, Inc. and the Company.

10.7   Offer to Buy and Bill of Sale Agreement effective December 8, 1994, between Motorola, Inc. and the Company.

10.8   Offer to Buy and Bill of Sale Agreement effective December 13, 1994, between Motorola, Inc. and the Company.

10.9   Lease Agreement dated November 10, 1994, between The Woodlands Corporation and the Company.

10.10  Modification and Ratification of Lease dated April 4, 1995, between The Woodlands Corporation and the Company.

10.11  Modification and Ratification of Lease dated July 24, 1995, between The Woodlands Corporation and the Company.

10.12  Modification and Ratification of Lease dated May 1, 1996, between The Woodlands Corporation and the Company.

10.13  Radius Communication Products Reseller Agreement dated September 22, 1994, between  Motorola, Inc. and the
       Company; Amendment to Reseller Agreement dated September 22, 1994; and Master Amendment No. 1 dated September 30,
       1996.

10.14  Motorola Authorized Two-Way Radio Dealer Agreement dated September 22, 1994, between Motorola, Inc. and the
       Company; Paging Product Sales to the United States Government Amendment dated on or about January 10, 1996;
       Amendment dated on or about February 13, 1996; and Per Unit Administrative Processing Charge Amendment dated
       September 30, 1996.

10.15  Motorola Master Radio Service Software License Agreement dated November 8, 1994, between Motorola, Inc. and the
       Company.

10.16  Master Dealer Agreement Land Mobile Radio Products, undated, between Kenwood Communications Corporation and the
       Company; Product Addendum dated February 5, 1996; and Product Addendum, undated.

10.17  Systems Management Agreement dated July 20, 1995, between Champion Communications Company and the Company; and
       Purchase Option dated July 20, 1995, from Champion Communications Company to the Company.

10.18  Promissory Note dated July 28, 1995, in the original principal amount of $50,000.00 from  the Company to Albert
       F. Richmond; Endorsement No. 1 dated August 28, 1995; and Endorsement No. 2 dated October 24, 1995.

10.19  Security Agreement dated July 28, 1995, between the Company and Albert F. Richmond.

10.20  Letter of Engagement dated October 10, 1995, from Britwirth Investment Company, Ltd. to the Company.

10.21  Antenna Site License commencing November 1, 1995, for a term of 36 months, between Motorola, Inc. and the Company
       (CONFIDENTIAL)

10.22  Antenna Site License commencing November 1, 1995, for a term of 36 months, between Motorola, Inc. and the
       Company.  (CONFIDENTIAL)

10.23  Promissory Note dated November 15, 1995, in the original principal amount of $2,799,581.26 from the Company to
       Champion Communications Company; and Endorsement No. 1 dated August 15, 1996.

10.24  Security Agreement dated November 15, 1995, between the Company and Champion Communications Company; and
       Amendment No. 1 to Security Agreement dated August 15, 1996.

10.25  Services Agreement dated May 3, 1996, between K N Energy Services, Inc., d/b/a K N Services, and the Company.
       (CONFIDENTIAL)

10.26  Asset Purchase Agreement dated August 30, 1996, between Nextel Communications, Inc. and the Company.
       (CONFIDENTIAL)

10.27  Form of Indemnification Agreement between officers and directors of the Company and the Company.

10.28  Escrow Agreement dated July 29, 1996 between Albert F. Richmond, David A. Terman, Equity Transfer Services, Inc.
       and the Company.

10.29  Note and Security Agreement dated January 2, 1995 in the original principal amount of $3,177,505, executed by the
       Company, made payable to Champion Communications Company.

*11.1  Statement regarding computation of per share earnings.

 27    Financial Data Schedule

------------------

*To be filed by amendment.

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 13th day of December, 1996.

                              CHAMPION COMMUNICATION SERVICES, INC.



                              By: /s/ Albert F. Richmond
                                 ----------------------------------------------
                                            Albert F. Richmond,
                                          Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit
No.           Description
-------       -----------
3.1    Certificate of Incorporation filed September 29, 1994.

3.2    Certificate of Amendment to Certificate of Incorporation filed January 26, 1996.

3.3    Certificate of Amendment to Certificate of Incorporation filed April 23, 1996.

3.4    By-laws dated September 29, 1994.

4.1    Specimen Common Stock share certificate.

4.2    Pages from Certificate of Incorporation and By-laws defining rights of stockholders - included in Exhibits 3.1,
       3.2, 3.3 and 3.4.

10.1   Offer to Buy and Bill of Sale Agreement effective September 14, 1994, between Motorola, Inc. and the Company, and Addendum to Offer to Buy and Bill of Sale dated September 14, 1994.

10.2   Offer to Buy and Bill of Sale Agreement effective October 13, 1994, between Motorola, Inc. and the Company.

10.3   Offer to Buy and Bill of Sale Agreement effective October 13, 1994, between Motorola, Inc. and the Company.

10.4   Offer to Buy and Bill of Sale Agreement effective November 27, 1994, between Motorola, Inc. and the Company.

10.5   Offer to Buy and Bill of Sale Agreement effective November 29, 1994, between Motorola, Inc. and the Company.

10.6   Offer to Buy and Bill of Sale Agreement effective December 8, 1994, between Motorola, Inc. and the Company.

10.7   Offer to Buy and Bill of Sale Agreement effective December 8, 1994, between Motorola, Inc. and the Company.

10.8   Offer to Buy and Bill of Sale Agreement effective December 13, 1994, between Motorola, Inc. and the Company.

10.9   Lease Agreement dated November 10, 1994, between The Woodlands Corporation and the Company.

10.10  Modification and Ratification of Lease dated April 4, 1995, between The Woodlands Corporation and the Company.

10.11  Modification and Ratification of Lease dated July 24, 1995, between The Woodlands Corporation and the Company.

10.12  Modification and Ratification of Lease dated May 1, 1996, between The Woodlands Corporation and the Company.

10.13  Radius Communication Products Reseller Agreement dated September 22, 1994, between  Motorola, Inc. and the
       Company; Amendment to Reseller Agreement dated September 22, 1994; and Master Amendment No. 1 dated September 30,
       1996.

10.14  Motorola Authorized Two-Way Radio Dealer Agreement dated September 22, 1994, between Motorola, Inc. and the
       Company; Paging Product Sales to the United States Government Amendment dated on or about January 10, 1996;
       Amendment dated on or about February 13, 1996; and Per Unit Administrative Processing Charge Amendment dated
       September 30, 1996.

10.15  Motorola Master Radio Service Software License Agreement dated November 8, 1994, between Motorola, Inc. and the
       Company.

10.16  Master Dealer Agreement Land Mobile Radio Products, undated, between Kenwood Communications Corporation and the
       Company; Product Addendum dated February 5, 1996; and Product Addendum, undated.

10.17  Systems Management Agreement dated July 20, 1995, between Champion Communications Company and the Company; and
       Purchase Option dated July 20, 1995, from Champion Communications Company to the Company.

10.18  Promissory Note dated July 28, 1995, in the original principal amount of $50,000.00 from  the Company to Albert
       F. Richmond; Endorsement No. 1 dated August 28, 1995; and Endorsement No. 2 dated October 24, 1995.

10.19  Security Agreement dated July 28, 1995, between the Company and Albert F. Richmond.

10.20  Letter of Engagement dated October 10, 1995, from Britwirth Investment Company, Ltd. to the Company.

10.21  Antenna Site License commencing November 1, 1995, for a term of 36 months, between Motorola, Inc. and the Company
       (CONFIDENTIAL)

10.22  Antenna Site License commencing November 1, 1995, for a term of 36 months, between Motorola, Inc. and the
       Company.  (CONFIDENTIAL)

10.23  Promissory Note dated November 15, 1995, in the original principal amount of $2,799,581.26 from the Company to
       Champion Communications Company; and Endorsement No. 1 dated August 15, 1996.

10.24  Security Agreement dated November 15, 1995, between the Company and Champion Communications Company; and
       Amendment No. 1 to Security Agreement dated August 15, 1996.

10.25  Services Agreement dated May 3, 1996, between K N Energy Services, Inc., d/b/a K N Services, and the Company.
       (CONFIDENTIAL)

10.26  Asset Purchase Agreement dated August 30, 1996, between Nextel Communications, Inc. and the Company.
       (CONFIDENTIAL)

10.27  Form of Indemnification Agreement between officers and directors of the Company and the Company.

10.28  Escrow Agreement dated July 29, 1996 between Albert F. Richmond, David A. Terman, Equity Transfer Services, Inc.
       and the Company.

10.29  Note and Security Agreement dated January 2, 1995 in the original principal amount of $3,177,505, executed by the
       Company, made payable to Champion Communications Company.

*11.1  Statement regarding computation of per share earnings.

 27    Financial Data Schedule.

--------------------

*To be filed by amendment.